                                                               Exhibit (a)(1)(i)

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock

                                      of

                         Full Line Distributors, Inc.

                                      at

                              $2.95 Net Per Share

                                      by

                             FLD Acquisition Corp.

                         a wholly owned subsidiary of

                               Broder Bros., Co.

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
    CITY TIME, ON THURSDAY, AUGUST 9, 2001, UNLESS THE OFFER IS EXTENDED.


  The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 9, 2001 (the "Merger Agreement"), among Broder Bros., Co. ("Broder"), FLD Acquisition Corp., a wholly owned subsidiary of Broder (the "Purchaser"), and Full Line Distributors, Inc. ("Full Line"). The Board of Directors of Full Line unanimously (i) determined that the terms of the Offer and the Merger (each as defined herein), taken together, are fair to and in the best interests of Full Line and its shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, (iii) consented to the Offer, and (iv) recommended that Full Line's shareholders accept the Offer and tender their Shares (as defined herein) pursuant to the Offer and approve and adopt the Merger Agreement.

  The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares (the "Shares") of common stock, no par value per share, of Full Line which represents at least a majority of the outstanding shares on a fully diluted basis (assuming the exercise of all options to purchase Shares and any other rights to acquire Shares of common stock on the date of purchase) and
(ii) Broder receiving sufficient funds from the financing contemplated by a bank commitment letter or such other financing permitted by the Merger Agreement to pay for all of the acquisition costs associated with the Offer and the Merger. The Offer is also subject to other conditions. See Section 15.

                               ---------------

                                   IMPORTANT

  Any shareholder of Full Line wishing to tender Shares in the Offer must: (1) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail, fax or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with the certificate(s) representing the Shares tendered; (2) tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3; or (3) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the tender for such shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder wishes to tender such Shares.

  Any shareholder of Full Line who wishes to tender Shares and cannot deliver certificate(s) representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3.

  Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

                               ---------------

                    The Information Agent for the Offer is:

[LOGO OF MACKENZIE PARTNERS, INC.]

July 13, 2001

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 SUMMARY TERM SHEET......................................................   1

 INTRODUCTION............................................................   6

 THE TENDER OFFER........................................................   9

 1.  Terms of the Offer.................................................    9

 2.  Acceptance for Payment and Payment for Shares......................   10

 3.  Procedures for Accepting the Offer and Tendering Shares............   11

 4.  Withdrawal Rights..................................................   14

 5.  Certain United States Federal Income Tax Consequences..............   14

 6.  Price of Shares....................................................   16

 7.  Certain Information Concerning Full Line...........................   16

 8.  Certain Information Concerning the Purchaser, Broder and Certain
     Affiliates.........................................................   19

 9.  Source and Amount of Funds.........................................   20

 10. Background of the Offer; Past Contacts or Negotiations with Full
     Line...............................................................   21

 11. The Merger Agreement; Other Arrangements...........................   23

 12. Purpose of the Offer; Plans for Full Line..........................   36

 13. Certain Effects of the Offer.......................................   38

 14. Dividends and Distributions........................................   39

 15. Certain Conditions of the Offer....................................   39

 16. Certain Legal Matters; Regulatory Approvals........................   41

 17. Appraisal Rights...................................................   42

 18. Fees and Expenses..................................................   44

 19. Miscellaneous......................................................   44

 Schedule I DIRECTORS AND EXECUTIVE OFFICERS OF BRODER, THE PURCHASER AND
          CERTAIN AFFILIATES............................................. I-1

                               SUMMARY TERM SHEET

  FLD Acquisition Corp. is offering to purchase all of the outstanding shares of common stock of Full Line Distributors, Inc. for $2.95 per share in cash. The following are some of the questions you may have, as a shareholder of Full Line, and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

  Our name is FLD Acquisition Corp. We are a Georgia corporation and a wholly owned subsidiary of Broder Bros., Co., a Michigan corporation. We were formed for the sole purpose of making this offer and entering into a business combination transaction with Full Line and have carried on no activities other than in connection with the acquisition of Full Line. Broder Bros. is a privately held company that is the nation's largest wholesaler of imprintable sportswear and offers the largest combined one- and two-day shipping services in the industry. See the "Introduction" to this Offer to Purchase and Section 8.

  Unless the context indicates otherwise, we will use the terms "us," "we" and "our" in this Summary Term Sheet to refer to FLD Acquisition Corp. and, where appropriate, Broder Bros. and all of its direct and indirect wholly owned subsidiaries, including FLD Acquisition Corp.

What are the classes and amounts of securities sought in the offer?

  We are seeking to purchase all of the outstanding shares of common stock of Full Line. See the "Introduction" to this Offer to Purchase and Section 1.

How much are you offering to pay? What is the form of payment?

  We are offering to pay you $2.95 per share in cash.

Will I have to pay any fees or commissions?

  If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

Do you have the financial resources to make payment?

  We have commitments (subject to customary conditions) from a bank group led by Bank One, Michigan to provide us with a new senior credit facility that will be used to finance the acquisition of Full Line. We believe that this new credit facility will provide us with sufficient funds to finance the offer and the merger, to refinance the existing indebtedness of Full Line and to pay all the fees and expenses related thereto. For a detailed discussion of the material conditions of our financing, see Section 9 to this Offer to Purchase.

Is your financial condition relevant to my decision to tender my shares in the offer?

  We do not believe our financial condition is relevant to your decision to tender your shares in the offer because:

  .  the offer is being made for all outstanding shares solely for cash,

  . we have obtained a bank commitment letter to provide us with sufficient funds to finance the acquisition, and

  . if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger.

How long do I have to decide whether to tender in the offer?

  You will have at least until 12:00 midnight, New York City time, on Thursday, August 9, 2001, to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 and 3.

Can the offer be extended and under what circumstances?

  We have agreed in the merger agreement that:

  . Without the consent of Full Line, we may extend the offer beyond the scheduled expiration date if at that date any of the conditions to our obligation to accept for payment and to pay for the shares has not been satisfied, until such time as such condition is satisfied or, to the extent permitted by the merger agreement, waived, but in no event later than September 30, 2001.

  . Without the consent of Full Line, we may extend the offer beyond the scheduled expiration date if at that date less than 90% of the outstanding shares of common stock have been validly tendered and not withdrawn for one or more periods of up to an aggregate of not more than 10 additional business days or provide for a "subsequent offering period" of not more than 10 business days. A subsequent offering period is different than an extension of the offer. During a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered (because we would have already accepted those shares for payment). You also would not be able to withdraw any of the shares that you tender during the subsequent offering period.

  . Without the consent of Full Line, we may generally extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission applicable to the offer.

  See Section 1 of this Offer to Purchase for more details on our ability to extend the offer.

How will I be notified if the offer is extended?

  If we extend the offer, we will inform SunTrust Bank (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1.

What are the most significant conditions to the offer?

  We are not obligated to buy any shares if:

  . less than 2,265,226 shares, which represents at least a majority of the outstanding shares on a fully diluted basis, have been validly tendered and not withdrawn before the expiration date of the offer. We call this condition the "minimum condition."

  . we have not received the proceeds from our committed financing sufficient to finance all of the costs and expenses associated with the acquisition of Full Line.

  . there is a suit, action or proceeding pending as of the expiration date of the offer before any court or governmental entity challenging the tender offer or proposed merger, prohibiting or materially restricting the ownership or operation of a material portion of the business of Full Line, compelling Broder Bros. or Full Line to dispose of a material portion of the business of Full Line, seeking to impose restrictions on the ability of Broder Bros. or FLD Acquisition Corp. to exercise their full rights of ownership of any shares accepted for payment pursuant to the tender offer, or prohibiting Broder Bros. or its subsidiaries from controlling any significant portion of the business of Full Line.

  . there is a material adverse change to the business of Full Line or to the ability of Full Line to timely perform its obligations under the merger agreement.

  . Full Line's board of directors has withdrawn or modified its recommendation that Full Line's shareholders accept the offer and tender all of their shares in the offer and approve the merger agreement and the transactions contemplated thereby, or approves or recommends an alternative acquisition proposal.

  . the merger agreement is otherwise terminated in accordance with its terms.

  The offer is also subject to a number of other conditions. We can waive some of the conditions to the offer without Full Line's consent; however, we cannot waive the minimum condition. See Section 15.

How do I tender my shares?

  To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to SunTrust Bank, the depositary for the offer, not later than the time the offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within the time period specified in the notice. See Section 3.

Until what time may I withdraw previously tendered shares?

  The tender of your shares may be withdrawn at any time prior to the expiration of the offering period. There will be no withdrawal rights during any subsequent offering period. In addition, if we have not accepted your shares for payment by Monday, September 10, 2001, you may withdraw them at any time after that date until we accept shares for payment. If we choose to provide a subsequent offering period, you would not be able to withdraw any shares that you already tendered. You also would not be able to withdraw any of the shares that you tendered during a subsequent offering period. See
Section 4.

How do I withdraw previously tendered shares?

  To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary, SunTrust Bank, while you still have the right to withdraw the shares. See Section 4.

What does the Full Line board of directors recommend regarding the offer?

  We are making the offer pursuant to the merger agreement, which has been approved by the board of directors of Full Line. The board of directors of Full Line unanimously:

  . determined that the terms of the offer and the merger, taken together, are fair to and in the best interests of Full Line and its shareholders,

  .  approved the merger agreement and the transactions contemplated thereby,

  .  consented to the offer and

  . recommended that Full Line's shareholders accept the offer and tender their shares pursuant to the offer and approve and adopt the merger agreement.

  See the "Introduction" to this Offer to Purchase.

Will the directors and executive officers of Full Line tender their shares in the offer?

  Yes. Full Line has advised us that, to its knowledge, all of its directors and executive officers intend to tender their shares in the offer. In addition, Mr. Isador E. Mitzner, the Chairman and Chief Executive Officer of Full Line, and Mr. J. David Keller, the President and a director of Full Line, have each entered into a stockholders' agreement with us pursuant to which each agreed to accept the offer and to tender their shares pursuant to the offer. As of July 9, 2001, these individuals owned an aggregate of 2,606,595 shares, or approximately 61.7% of the shares outstanding on that date. See Section 11.

If the tender offer is completed, will Full Line continue as a public company?

  No. Following the purchase of shares in the offer, we expect to complete the merger. If the merger takes place, Full Line will no longer be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares:

  . there may be so few remaining shareholders and publicly held shares that Full Line common stock will no longer be eligible to be traded through AMEX,

  .  there may not be a public trading market for Full Line common stock and

  . Full Line may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the rules relating to publicly held companies.

  See Section 13.

Will the tender offer be followed by a merger if all of the Full Line shares are not tendered in the offer?

  Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for at least such number of shares that represents the minimum condition, we intend to merge with and into Full Line. If that merger takes place, Broder Bros. will own all of the shares of Full Line and all remaining shareholders of Full Line (other than Full Line shareholders who properly exercise appraisal rights) will receive $2.95 per share in cash (or any higher price per share that is paid in the offer). See the "Introduction" to this Offer to Purchase. See also Section 11 for a description of the conditions to the merger.

If I decide not to tender, how will the offer affect my shares?

  If the merger described above takes place, shareholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, unless they perfect appraisal rights under Georgia law. Therefore, if the merger takes place and you do not perfect appraisal rights, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If the merger does not take place, however, the number of shareholders and the number of shares of Full Line that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Full Line common stock. Also, as described above, the shares may no longer be eligible to be traded through AMEX and Full Line may cease making filings with the Securities and Exchange Commission or otherwise may not be required to comply with the rules relating to publicly held companies. See the "Introduction" and Section 13 of this Offer to Purchase.

What is the market value of my shares as of a recent date?

  On July 9, 2001, the last full day of trading before the public announcement of the execution of the merger agreement, the last sale price of Full Line common stock reported was $0.80 per share on AMEX. On July 12, 2001, the last full day of trading before the commencement of the Offer, the closing price of Full Line common stock reported was $2.90 per share on AMEX. We encourage you to obtain a recent quotation for shares of Full Line common stock in deciding whether to tender your shares. See Section 6.

Will I have appraisal rights?

  No appraisal rights are available in connection with the offer. However, if the merger is consummated, holders of shares that were not accepted for payment and paid for by us in the offer will have certain rights pursuant to the provisions of Article 13 of the Georgia Business Corporation Code, or "GBCC," to dissent and demand appraisal of their shares. Under Article 13 of the GBCC, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the shares could be based upon factors other than, or in addition to, the price per share to be paid in the merger or the market value of the shares. The value so determined could be more or less than the price per share to be paid in the merger. See Section 17 of this Offer to Purchase for a more detailed discussion of Article 13 of the GBCC.

What are the United State federal income tax consequences of tendering shares?

  The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a shareholder who sells shares pursuant to the offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder's adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the merger. If the shares sold or exchanged constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5.

  Shareholders are urged to consult their own tax advisors as to the particular tax consequences to them of the offer and the merger, including the effect of United States, federal, state and local tax laws or foreign tax laws.

Who should I call if I have questions about the tender offer?

  You may call MacKenzie Partners, Inc. at (800) 322-2885 (toll free). MacKenzie Partners, Inc. is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of Common Stock of Full Line:

                                 INTRODUCTION

  FLD Acquisition Corp. (the "Purchaser"), a Georgia corporation and wholly owned subsidiary of Broder Bros., Co. ("Broder"), a Michigan corporation, hereby offers to purchase all outstanding shares of common stock, no par value per share (the "Common Stock"), of Full Line Distributors, Inc. ("Full Line"), a Georgia corporation (the shares of Common Stock are referred to as the "Shares"), at a price of $2.95 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

  The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 9, 2001 (the "Merger Agreement") among Full Line, Broder and the Purchaser. The Merger Agreement provides that the Purchaser will be merged with and into Full Line (the "Merger") with Full Line continuing as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Broder. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Full Line or Broder or any of their respective subsidiaries, all of which will be canceled, and Shares held by Full Line shareholders who perfect appraisal rights) will be converted into the right to receive $2.95 or any greater per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in Section 11, which also contains a discussion of the treatment of stock options.

  Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of SunTrust Bank as depositary (the "Depositary"), and all charges and expenses of MacKenzie Partners, Inc. as information agent (the "Information Agent"), incurred in connection with the Offer. See Section 18.

  The Board of Directors of Full Line unanimously (i) determined that the terms of the Offer and the Merger, taken together, are fair to and in the best interests of Full Line and its shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, (iii) consented to the Offer, and (iv) recommended that Full Line's shareholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

  CoView Capital, Inc. ("CoView Capital"), Full Line's financial advisor, has delivered to the Full Line Board a written opinion dated July 3, 2001, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the $2.95 per share cash consideration to be received by holders of Shares in the Offer and Merger was fair, from a financial point of view, to such holders. The full text of CoView Capital's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an exhibit to Full Line's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is being mailed to shareholders concurrently herewith. Holders of Shares are urged to read the full text of such opinion carefully in its entirety.

  This Offer to Purchase should be read together with the Solicitation/Recommendation Statement on Schedule 14D-9 referred to above and is caused to be issued by Full Line to its securityholders.

  The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer that number of Shares which, together with the Shares then owned by Broder or Purchaser, represents at least a majority of the outstanding

Shares on a fully diluted basis on the date of purchase or 2,265,226 Shares (the "Minimum Condition"). For purposes of the Offer, "fully diluted basis" means, as of any date, the number of Shares outstanding, together with Shares that Full Line is then required to issue pursuant to obligations outstanding at that date under employee stock options or other benefit plans or otherwise (assuming all options and other rights to acquire Shares are fully vested, and exercisable and all Shares issuable at any time have been issued), but excluding the option granted to Broder under the Merger Agreement as more fully described herein. The Offer is also subject to the satisfaction of certain other conditions. See Section 15.

  Full Line has advised the Purchaser that, on July 6, 2001, 4,222,501 Shares were issued and outstanding and 307,950 Shares were issuable upon exercise or conversion of stock options.

  In connection with the Merger Agreement, Isador E. Mitzner, the Chairman and Chief Executive Officer of Full Line, and J. David Keller, the President and a director of Full Line (collectively, the "Executive Shareholders"), who collectively own in the aggregate approximately 61.7% of the issued and outstanding Shares, have entered into a Stockholders' Agreement, dated as of July 9, 2001 (the "Stockholders' Agreement") with Broder and Purchaser pursuant to which the Executive Shareholders have (i) agreed to tender their Shares (including any Shares acquired after the execution of the Stockholders' Agreement, including upon the exercise of any outstanding options to purchase shares of Common Stock under any plan, program or arrangement of Full Line) to the Purchaser pursuant to the Offer and (ii) agreed to vote such Shares in favor of the Merger and Merger Agreement and against any acquisition proposal other than the Merger. UNLESS OTHERWISE TERMINATED, THE TERMS OF THE STOCKHOLDERS' AGREEMENT ASSURES THAT THE MINIMUM CONDITION WILL BE SATISFIED. See Section 11.

  Full Line has advised the Purchaser and Broder that, to the knowledge of Full Line, all directors and executive officers of Full Line intend to tender their Shares pursuant to the Offer.

  The Merger Agreement provides that upon the purchase of the Shares pursuant to the Offer, Broder is entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Full Line Board), as will give Broder representation on Full Line's Board equal to the product of (i) the number of authorized directors on Full Line's Board (giving effect to the directors elected pursuant to this provision) and (ii) the percentage that the number of Shares purchased by Broder or any of its affiliates bears to the aggregate number of Shares outstanding (the "Board Percentage"), and Full Line will promptly satisfy the Board Percentage by increasing the size of the board of directors or securing the resignations of the number of directors as is necessary to enable Broder's designees to be elected to the Full Line Board and will cause Broder's designees to be so elected. At each such time, Full Line will also cause (i) each committee of the Full Line Board, (ii) the board of directors of each of Full Line's subsidiaries and (iii) each committee of such board of directors to include persons designated by Broder constituting the same percentage of each such committee or board of directors as the Board Percentage.

  The Offer is conditioned upon, among other things, the receipt by Broder of sufficient funds to pay all of the costs and expenses associated with the acquisition of Full Line (the "Financing Condition"). Broder has received a commitment letter (the "Commitment Letter") pursuant to which a bank group led by Bank One, Michigan has committed, subject to the terms and conditions set forth therein, to provide Broder with a new senior credit facility that will be used to finance the acquisition of Full Line. Broder believes that this new credit facility will provide it with sufficient funds to finance the Offer and the Merger, to refinance the existing indebtedness of Full Line and to pay all of the fees and expenses related thereto (collectively, the "Acquisition Costs"). The Commitment Letter is conditioned on, among other things, the consummation of the Offer on or prior to August 31, 2001.

  The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Full Line. If, following consummation of the Offer, the Purchaser owns 90% or more of the outstanding Shares, the Purchaser intends, and the Purchaser intends to cause Full Line, to consummate the Merger as a "short form" merger pursuant to Section 14-2-1103 of the GBCC. Under such circumstances, neither the approval of any holder of Shares other than the Purchaser, or of the Full Line Board, would be required. Assuming outstanding options are, pursuant to the Merger Agreement, converted to cash or canceled rather than exercised and tendered, upon the tender of Shares owned by the Executive Shareholders, the Purchaser will need to acquire an additional 1,193,656 Shares pursuant to the Offer to reach the 90% ownership level necessary to effect such a "short-form" merger.

  Full Line has granted the Purchaser an irrevocable option if the Minimum Condition is met and Broder or Purchaser accepts for payment pursuant to the Offer at least 80% of the Shares of Full Line then outstanding but less than 90% of the Shares of Full Line then outstanding, to purchase additional Shares equal to an amount that, when added to the Shares already owned by Broder and Purchaser at the time the option is exercised, will constitute one Share more than 90% of the Shares then outstanding on a fully diluted basis, at a price per share equal to $2.95 net per Share.

  This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

                               THE TENDER OFFER

1. Terms of the Offer.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as described under "Withdrawal Rights" below. The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, August 9, 2001, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended, expires.

  The Offer is conditioned upon the satisfaction of the Minimum Condition, the Financing Condition and the other conditions set forth in Section 15 of this Offer to Purchase. Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition). If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement, the Purchaser may elect to (i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) waive all of the unsatisfied conditions (other than the Minimum Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn or (iii) extend the Offer, provided that such extension may not be beyond September 30, 2001.

  Broder and the Purchaser have expressly reserved the right to modify the terms of the Offer, except that, without the prior written consent of Full Line, neither Broder or the Purchaser may (i) decrease the price per Share or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer or amend in any manner materially adverse to the shareholders of Full Line any condition to the Offer, (v) amend any other term of the Offer in any manner adverse in any material respect to the shareholders of Full Line, or (vi) except as described herein, extend the Expiration Date beyond August 31, 2001.

  Subject to the terms of the Merger Agreement, the Purchaser may (but is not obligated), without the consent of Full Line, (i) extend the Offer, if at the Expiration Date, any of the conditions to Purchaser's obligation to purchase Shares is not satisfied, until such time as such condition is satisfied or waived but in no event later than September 30, 2001, (ii) extend the Offer on one or more occasions for a period of not more than ten business days beyond the then scheduled Expiration Date or provide for a "subsequent offering period" (as defined in Rule 14d-11) of not more than 10 additional business days, if on the then scheduled Expiration Date less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer or (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or its staff applicable to the Offer.

  Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. If the Purchaser accepts for payment any Shares pursuant to the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not properly withdrawn, and will promptly pay for all Shares so accepted for payment.

  The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 15 of this Offer to Purchase. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

  If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by
(i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer and (ii) the terms of the Merger Agreement, which require that the Purchaser pay for Shares that are tendered pursuant to the Offer as soon as practicable after the Offer.

  If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Date, the Purchaser increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day.

  Full Line has provided the Purchaser with Full Line's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Full Line's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2. Acceptance for Payment and Payment for Shares.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15, the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16.

  In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer (a "Book-Entry Transfer Confirmation") of such Shares into the Depositary's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in
Section 3, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer and (3) any other documents required by the Letter of Transmittal.

  The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

  For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under
Section 1 hereof, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest on the Offer Price for the Shares be paid, regardless of any delay in making such payment.

  If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer in the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

  Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of the Shares, and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (1) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (2) the guaranteed delivery procedures described below must be complied with. If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

  The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

  Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the

Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with.

  Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

  Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (2) if the Shares are tendered for the account of a firm that is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution" and collectively "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

  Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder's Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

  (1)  such tender is made by or through an Eligible Institution;

  (2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

  (3) the Share Certificates evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three American Stock Exchange ("AMEX") trading days after the date of execution of such Notice of Guaranteed Delivery.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution and a representation that the shareholder owns the Shares tendered within the meaning of, and that the tendered Shares effected thereby comply with, Rule 14e-4 under the Exchange Act, each in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

  In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) is received by the Depositary.

  The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, Broder, or any of their affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Appointment of Proxy. By executing the Letter of Transmittal or Agent's Message as set forth above, a tendering shareholder irrevocably appoints designees of the Purchaser as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (including, with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of Full Line's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares.

  Other Requirements. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered and that the tender of Shares complies with Rule 14(e)-4(a)(4) under the Exchange Act, as specified in the Letter of Transmittal. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

  Backup Withholding. Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold 31% of the amount of any cash payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to such payments to certain shareholders pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign shareholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

  Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable except that they may be withdrawn at any time after September 10, 2001. If all of the conditions to the Offer have been met, the Purchaser must pay for all Shares already tendered and immediately accept and pay for all Shares tendered and not withdrawn during any subsequent offering period, and there will be no withdrawal rights during the subsequent offering period.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

  If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, Broder, or any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

  Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 hereof.

5. Certain United States Federal Income Tax Consequences.

  The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to shareholders of Full Line whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Full Line. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to shareholders of Full Line in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any shareholder of Full Line who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

  Because individual circumstances may differ, each shareholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax, and any state, local and foreign tax laws and of changes in such laws.

  The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 20% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder's capital losses.

  A shareholder whose Shares are purchased in the Offer or exchanged pursuant to the Merger may be subject to backup withholding at the rate of 31% unless certain information is provided to the Depositary (or to the paying agent if the Shares are exchanged pursuant to the Merger) or an exemption applies. Any amounts required to be withheld under the backup withholding rules are not an additional tax and may be refunded or credited against a shareholder's federal income tax liability if the required information is furnished to the Internal Revenue Service. See Section 3 for a discussion of the backup withholding rules in connection with the Offer.

6. Price of Shares.

  The Shares currently trade on the AMEX under the symbol "FLD." From February 21, 1997 through February 7, 2000, the Shares were subject to quotation on the OTC Bulletin Board under the symbol "LATS." The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated (high and low bid prices with respect to the period during which the Shares were quoted on the OTC Bulletin Board). Share prices are as reported by the AMEX or OTC Bulletin Board, as the case may be. Quotations from the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                         Full Line Distributors, Inc.

                                                                     High   Low
                                                                     ----- -----
Fiscal Year Ended January 1, 2000:
  First Quarter ended April 3, 1999................................. $1.84 $1.06
  Second Quarter ended July 3, 1999.................................  1.66  1.44
  Third Quarter ended October 2, 1999...............................  1.53  1.19
  Fourth Quarter ended January 1, 2000..............................  1.44  1.19

Fiscal Year Ended December 30, 2000:
  First Quarter ended April 1, 2000................................. $1.75 $1.19
  Second Quarter ended July 1, 2000.................................  1.75  1.13
  Third Quarter ended September 30, 2001............................  1.75  1.13
  Fourth Quarter ended December 30, 2000............................  1.06  1.69

Fiscal Year Ended December 29, 2001:
  First Quarter ended March 31, 2001................................ $1.19 $0.91
  Second Quarter ended June 30, 2001................................  0.91  0.75
  Third Quarter ending September 29, 2001 (through July 9, 2001)....  0.80  0.80

  On July 9, 2001, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on AMEX was $0.80 per Share. On July 12, 2001, the last full day of trading before the commencement of the Offer, the closing price of the Shares on AMEX was $2.90 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning Full Line.

  The information concerning Full Line contained in this Offer to Purchase, including, without limitation, financial information, information concerning the background of the transactions contemplated by the Merger Agreement and the recommendation of the Full Line Board, has been furnished by Full Line or its representatives or taken from or based upon publicly available reports on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to such publicly available information (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although Broder and the Purchaser do not have any knowledge that would indicate that any statements contained herein based upon such information is untrue, neither Broder nor the Purchaser assumes any responsibility for the accuracy or completeness of such information, or for any failure by Full Line to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to Broder or the Purchaser.

  General. Full Line is a Georgia corporation with its principal offices located at 1200 Airport Drive, Ball Ground, Georgia 30107. The telephone number of Full Line is (770) 479-1877. According to Full Line's Form 10-K filed with the SEC on March 29, 2001, Full Line distributes and manufactures sportswear principally for the imprinted garment industry. Full Line manufactures certain of its products and also purchases merchandise from national sportswear manufacturers for distribution currently through six distribution facilities across the

United States. Full Line's customers are principally domestic retailers in the imprintable and decorable sportswear industry.

  Available Information. The Shares are registered under the Exchange Act. Accordingly, Full Line is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Full Line's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  Summary Financial Information. Set forth below is certain summary financial information for each of Full Line's last two fiscal years excerpted from Full Line's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the SEC on March 29, 2001, as well as unaudited financial information for the three month periods ended April 1, 2000 and March 31, 2001excerpted from Full Line's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2001. More comprehensive financial information is included in the referenced filings (including management's discussion and analysis of financial condition and results of operations) and other documents filed by Full Line with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

                         Full Line Distributors, Inc.
                         Summary Financial Information

                           Fiscal Year      Fiscal Year    Three Months   Three Months
                              Ended            Ended           Ended         Ended
                         January 1, 2000 December 30, 2000 April 1, 2000 March 31, 2001
                         --------------- ----------------- ------------- --------------
                                                                   (Unaudited)
                              (Dollars in thousands, except for per share amounts)
Statement of Operations
 Data:
  Net sales.............     $94,672          $95,232         $21,769       $20,008
  Gross profit..........      15,859           16,728           4,066         3,911
  Income from
   operations...........       2,851            2,877             749           522
  Net income............       2,143            1,044             258           164
  Net income per share:
    Basic...............        0.51             0.25            0.06          0.04
    Diluted(1)..........        0.50             0.24            0.06          0.04
  Weighted average
   shares outstanding:
    Basic...............       4,200            4,212           4,204         4,223
    Diluted.............       4,286            4,275           4,289         4,246
Balance Sheet Data (at
 end of period):
  Working capital.......     $25,169          $23,907         $27,338       $24,542
  Total assets..........      36,422           37,880          45,221        41,275
  Long-term debt, net of
   current portion......      15,108           12,364          16,603        12,618
  Stockholders' equity..      13,589           14,649          13,850        14,813

--------
(1) Includes a tax benefit (principally from the reversal of net deferred tax asset's valuation allowance) of approximately $1.1 million ($0.25 per diluted share) for fiscal year 1999.

  Other Financial Information. In connection with the Purchaser's review of the transactions contemplated by the Merger Agreement, Full Line provided Broder with certain non-public financial information concerning Full Line. Such information included, among other things, Full Line's projections of net sales, gross profit and net income for Full Line for the fiscal year ending December 29, 2001. Set forth below is a summary of such information. These projections should be read together with the financial statements of Full Line that can be obtained from the SEC as described above.

                                                                  Fiscal Year
                                                                    Ending
                                                               December 29, 2001
                                                               -----------------
   Statement of Operations Data:
     Net sales................................................      $85,297
     Gross profit.............................................       15,473
     Income from operations...................................        1,825
     Net income...............................................          551
   Balance Sheet Data (at end of period):
     Working capital..........................................      $25,138
     Total assets.............................................       37,926
     Long-term debt, net of current portion...................       12,916
     Stockholders' equity.....................................       15,200

  The information in the preceding table was prepared by Full Line solely for internal use and not with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to Broder in connection with its evaluation of a business combination transaction. The projections do not purport to present operations in accordance with generally accepted accounting principles, and Full Line's independent auditors have not examined or compiled the projections presented herein and accordingly assume no responsibility for them. These forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections. Such risks include industry performance, general business and economic conditions, changing competition and other matters. Full Line has advised Broder and the Purchaser that its internal financial forecasts (upon which the projections provided to Broder were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Broder), all made by management of Full Line, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for Full Line, all of which are difficult to predict, many of which are beyond Full Line's control, and none of which is subject to approval by Broder or the Purchaser.

  Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Broder, the Purchaser, Full Line or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Broder, the Purchaser, Full Line or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Full Line compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The safe harbor for forward-looking statements provided for under the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements that are made in connection with a tender offer, including the Offer.

8. Certain Information Concerning the Purchaser, Broder and Certain
Affiliates.

  General. The Purchaser is a Georgia corporation with its principal offices located at 45555 Port St., Plymouth, Michigan 48170. The telephone number of the Purchaser is (734) 454-4800. The Purchaser is a wholly owned subsidiary of Broder. The Purchaser was formed for the purpose of entering into a business combination transaction with Full Line and has not carried on any activities other than in connection with the merger with and into Full Line.

  Broder is a Michigan corporation with its principal offices located at 45555 Port St., Plymouth, Michigan 48170. The telephone number of Broder is (734) 454-4800. Broder is the nation's largest wholesaler of imprintable sportswear and offers the largest combined one- and two-day shipping services in the industry. Broder had net sales of approximately $400 million in 2000.

  Broder is a privately held company principally owned by investment funds controlled by Bain Capital Investors, LLC, a Delaware limited liability company ("BCI"). BCI has its principal offices located at Two Copley Place, Boston, Massachusetts 02116. The telephone number of BCI is (617) 572-3000. BCI is principally engaged in the business of serving as the general partner of private equity investment funds. Schedule I sets forth more detailed information regarding the ownership of Broder by BCI.

  The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of Broder, the Purchaser and BCI and certain other information are set forth in Schedule I hereto.

  Except as described in this Offer to Purchase, (1) none of the Purchaser, Broder, BCI nor, to the best knowledge of the Purchaser, Broder and BCI, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Purchaser, Broder or BCI or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (2) none of the Purchaser, Broder, BCI nor, to the best knowledge of the Purchaser, Broder and BCI, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

  Except as provided in the Merger Agreement and the Stockholders' Agreement or as otherwise described in this Offer to Purchase, none of the Purchaser, Broder, BCI nor, to the best knowledge of the Purchaser, Broder and BCI, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Full Line, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

  Except as set forth in this Offer to Purchase, none of the Purchaser, Broder, BCI nor, to the best knowledge of the Purchaser, Broder and BCI, any of the persons listed on Schedule I hereto, has, during the past two years, had any business relationship or transaction with Full Line or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years, there have been no contracts, negotiations or transactions between the Purchaser, Broder, BCI or any of their subsidiaries or, to the best knowledge of the Purchaser, Broder and BCI, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Full Line or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in
Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction of settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

  Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Broder and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and related exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Broder's filings with respect to the Offer are also available to the public on the SEC's Internet site (http://www.sec.gov/). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

9. Source and Amount of Funds.

  The Offer is subject to the Financing Condition. The Purchaser estimates that the total amount of funds required to pay the Acquisition Costs will be approximately $28.5 million. The Purchaser plans to obtain all of the required funds through a capital contribution from Broder. Broder intends to fund the capital contribution through senior debt borrowings as described below.

  Broder has obtained a Commitment Letter dated July 6, 2001 from Banc One Capital Markets, Inc., as sole book runner and lead arranger ("BOCM"), and Bank One, Michigan, as administrative agent ("Bank One") informing Broder that they have received executed commitments from certain lenders (including Bank
One) to provide Broder with an amended and restated secured revolving credit facility with the terms and on the conditions outlined below (the "Credit Facility"). The definitive documents relating to the Credit Facility are still being finalized. As a result, the final terms may differ from those set forth herein and, in certain cases, such differences may be significant.

  General. The Credit Facility will initially provide for aggregate revolving credit borrowings of up to $127.5 million. Borrowings under the Credit Facility may be used for working capital and general corporate purposes. The initial borrowings under the Credit Facility will be used to refinance all of Broder's existing bank indebtedness and to fund the Acquisition Costs. The Credit Facility will provide that Broder will be able to lend to Full Line prior to the completion of the Merger sufficient funds to refinance all of its outstanding indebtedness. The Credit Facility is expected to mature on May 3, 2005. Broder's borrowing availability under the Credit Facility will be governed by a Borrowing Base (as defined in the Credit Facility).

  Interest. Amounts outstanding under the Credit Facility will bear interest, at Broder's option, at a rate per annum equal to either (i) Adjusted LIBOR or
(ii) Bank One's Prime Rate, in each case plus an Applicable Margin (as defined in the Credit Facility). "LIBOR" means the rate at which deposits in U.S. dollars are offered by Bank One in the London interbank market two business days prior to the borrowing date, adjusted for reserves. The Bank One "Prime Rate" means the greater of (i) the prime rate of interest announced by Bank One from time to time changing when and as said rate changes or (ii) the federal funds rate + 1/2%. The Applicable Margin will initially be 300 basis points for LIBOR loans and 125 basis points for Prime Rate loans and will adjust according to a performance pricing grid based on Broder's ratio of total indebtedness to EBITDA.

  Security and Guarantees. The Credit Facility will be collateralized through a first security interest (subject to customary exceptions) in all of Broder's and its subsidiaries' (other than Full Line) assets of any kind (subject to agreed upon purchase money liens and other customary exceptions) and a first priority perfected security interest in all of the Shares purchased in the Offer. Following the Merger, Full Line will grant the lender a first security interest in all of its assets. All of Broder's subsidiaries will guarantee the Credit Facility. Full Line, however, will not become a guarantor until the completion of the Merger.

  Representations and Warranties. Broder will be required to make usual representations and warranties (with customary materiality qualifiers) under the Credit Facility, including without limitation, representations and warranties relating to its financial statements, litigation, ERISA and the absence of a material adverse change.

  Covenants. The Credit Facility will contain customary affirmative and negative covenants, including without limitation, a fixed charge coverage ratio, an interest coverage ratio and a leverage ratio.

  Conditions. The Credit Facility will contain customary conditions to the initial funding. Set forth below is a summary of the material conditions to funding:

  (1) The Offer shall have been consummated in accordance with the terms of the Merger Agreement and any amendments or changes thereto shall have been reasonably satisfactory to Bank One and BOCM and in accordance with applicable laws and regulations;

  (2) Broder shall have an opening total debt to EBITDA ratio of not greater than 5.25 to 1.00 and a senior debt to EBITDA ratio of not greater than 4.50 to 1.00;

  (3) Broder shall have an opening unused availability under the Credit Facility of at least $5,000,000.

  (4) Compliance with all applicable requirements of Regulations U, T and X of the board of governors of the Federal Reserve System;

  (5) Initial funding shall occur no later than the earlier of (a) August 31, 2001 (unless extended by the lenders) or (b) the date the Offer is consummated;

  (6) No default or unmatured default shall exist on the funding date and no material adverse change in the business, financial condition, operations or properties of Broder and its subsidiaries or of Full Line shall have occurred since March 31, 2001;

  (7) Bank One shall have received a copy of any fairness opinion from the Full Line's investment banker relating to the terms of the Merger;

  (8) Bank One shall have received such opinions and certificates of value, solvency and other appropriate factual information and advice in form and substance satisfactory to Bank One;

  (9) The lenders shall have received liens creating a first priority security interest in all of the collateral, subject to exclusions for assets not material;

  (10) Preparation, execution and delivery of definitive agreements mutually acceptable to Broder, Bank One and the other lenders; and

  (11) No materially adverse change prior to the simultaneous closing of the Offer and the Credit Facility in primary and secondary loan syndication markets or capital markets generally that has a material adverse effect on the ability of Bank One to syndicate the Credit Facility.

  In the Merger Agreement, Broder has agreed to perform all obligations required to be performed by it in accordance with and pursuant to the Commitment Letter and not to take any action that would result, or would be reasonably likely to result, in one of the conditions to funding the Credit Facility set forth in the Commitment Letter not being satisfied. In addition, Broder agreed to use commercially reasonable efforts to cause the financing to be obtained under, and on the terms and in the amounts set forth in, the Commitment Letter. In the event such amounts under the Credit Facility are not available to Broder by the Expiration Date, Broder will extend the Expiration Date, seek alternative financing or terminate the Offer.

  It is anticipated that the indebtedness incurred through borrowings under the Credit Facility will be repaid from funds generated internally by Broder and its subsidiaries, including Full Line. No final decisions have been made, however, concerning the method Broder will employ to repay such indebtedness.

10. Background of the Offer; Past Contacts or Negotiations with Full Line.

  As part of its ongoing business strategy, Broder seeks opportunities to make strategic acquisitions to expand its geographic reach, improve its distribution capabilities and enhance its product offerings. To this end, in February 2001 Vince Tyra, the Chief Executive Officer of Broder, contacted Isador E. Mitzner, the Chairman and Chief Executive Officer of Full Line, to discuss the possibility of a strategic transaction. During such conference, Mr. Mitzner informed Mr. Tyra that Full Line was currently engaged in the process of evaluating its strategic alternatives and that it had retained CoView Capital to assist it in such evaluations. Following this contact, Broder and its financial advisor, Bain Capital, LLC ("Bain Capital"), initiated a limited review of certain publicly available information concerning Full Line. On March 21, 2001, Broder and Full Line entered into a confidentiality agreement pursuant to which Full Line agreed to provide Broder with certain non-public information regarding Full Line (the "Confidentiality Agreement").

  On March 26, 2001, Mr. Tyra, and certain other representatives of Broder, including Bain Capital, met with Mr. Mitzner, other representatives of Full Line, including CoView Capital, to further discuss a possible strategic relationship between Broder and Full Line. At this meeting, certain background information relating to Full Line was provided and management of Full Line answered general due diligence questions regarding its operations.

  On April 10, 2001, representatives of CoView Capital and Bain Capital participated in a teleconference meeting with Mr. Mitzner wherein, among other things, a possible structure of the acquisition was discussed and requests for additional information were made by Bain Capital. Additional due diligence information was provided to Bain Capital by CoView Capital shortly thereafter.

  On April 16, 2001, representatives of Bain Capital and CoView Capital participated in another teleconference meeting wherein the initial terms of Broder's acquisition proposal were discussed. In its initial proposal, Broder indicated an interest in acquiring the distribution business (and not the manufacturing business) of Full Line. In addition, Broder indicated that its willingness to move forward to finalize its due diligence was conditioned on the parties executing a letter of intent containing, among other things, an exclusivity agreement on the part of Full Line. Over the next several days, representatives of CoView Capital and Bain Capital met to discuss the terms of the proposed letter of intent and possible transaction structures. These discussions resulted in a revised proposal from Broder to acquire the entire company through a cash tender offer at a price to be determined based on the results of Broder's ongoing due diligence investigations.

  On April 20, 2001, representatives of CoView Capital and Bain Capital again met to discuss and negotiate the terms of the proposed acquisition. Broder indicated that it was willing to pay $2.25 per share for all of outstanding common stock of Full Line. CoView Capital responded that Full Line was not prepared to accept an offer price of less than $3.10 per share.

  On April 26, 2001, representatives of Broder orally made a revised proposal to CoView Capital with an offer price of $2.60. On April 30, 2001, representatives of CoView Capital and Bain Capital met to discuss the revised proposal. CoView Capital communicated to Broder that its client was not prepared to accept an offer price of less than $3.00 per share.

  On May 3, 2001, Broder responded with a further revised proposal with an explanation of what terms would be required to justify a $3.00 per share offer price. Shortly thereafter, representatives of Bain Capital and CoView Capital convened another meeting to negotiate the terms of the possible transaction. Broder proposed a $3.00 per share offer price if, among other things, certain minimum working capital and maximum debt levels were met as of the acquisition date. These negotiations continued over the next week. On May 14, 2001, the parties executed a nonbinding letter of intent outlining the terms of a possible transaction between Broder and Full Line, including a covenant to conduct exclusive negotiations through July 6, 2001. The letter of intent contemplated a $3.00 per Share offer price if, among other things, Full Line's working capital was at least $25.0 million, its maximum debt was less than $14.2 million and the difference between the two numbers was at least $11.2 million (collectively, the "Financial Conditions"). For a more detailed discussion of the letter of intent, see Section 11 of this Offer to Purchase under the caption "The Merger Agreement; Other Arrangements--Letter of Intent."

  During the next several weeks, the parties negotiated the terms of the definitive agreements relating to the Offer and the Merger and Broder continued its due diligence investigations. The original draft of the Merger Agreement contemplated that Broder's obligation to consummate the Offer would be subject to, among other things, the satisfaction of the Financial Conditions and, if such Financial Conditions were not satisfied as of the expiration date of the Offer, Broder would be entitled to terminate its offer and have all of its transaction expenses reimbursed by Full Line.

  On June 28, 2001, the parties and their respective representatives met to review Broder's remaining due diligence items and to negotiate certain open issues under the definitive agreements. During such meeting, the parties agreed to a revised offer price of $2.95 per Share in exchange for the elimination of the Financial Conditions as conditions to the Offer. The definitive agreements relating to the Offer and the Merger were substantially completed shortly thereafter.

  At a meeting of the Full Line Board held on July 3, 2001, the Full Line Board considered the terms of Broder's proposal, including the terms contained in the proposed Merger Agreement. Also at such meeting, CoView Capital reviewed with the Full Line Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Full Line Board an oral opinion (which opinion was confirmed by delivery of the of a written opinion dated July 3, 2001) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $2.95 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders. CoView Capital's opinion is directed only to the fairness, from a financial point of view, of the $2.95 per Share cash consideration to be received in the Offer and the Merger by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger. The Full Line Board recessed its July 3 meeting until a draft Commitment Letter could be reviewed and considered. The Full Line Board reconvened on July 6, 2001 and, having reviewed the Commitment Letter and discussed the proposal, unanimously approved Broder's proposal, the Merger Agreement and the transactions contemplated thereby, subject to satisfactory negotiation and completion of the Merger Agreement and any other related documentation and receipt of an executed Commitment Letter from Broder.

  On July 9, 2001, Broder, the Purchaser and the Executive Shareholders executed the Stockholders' Agreement. Immediately thereafter, Broder, the Purchaser and Full Line executed the Merger Agreement. Prior to its execution, Broder delivered to the Full Line Board an executed copy of the Commitment Letter. In addition, each of Isador E. Mitzner and J. David Keller executed employment and non-compete agreements. The transaction was publicly announced before the U.S. financial markets opened on July 10, 2001.

  On July 13, 2001, Broder and the Purchaser commenced the Offer.

11. The Merger Agreement; Other Arrangements.

  The following are summaries of the material provisions of the Merger Agreement, the Stockholders' Agreement, the Letter of Intent and the Employment and Non-Compete Agreements. A copy of each agreement has been filed as an exhibit to the Schedule TO. These summaries are qualified in their entirety by reference to the Merger Agreement, the Stockholders' Agreement, the Letter of Intent and the Employment and Non-Compete Agreements, each of which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

  The Merger Agreement

  The Offer. Provided that the Merger Agreement shall not have been terminated in accordance with its terms and that none of the conditions described in
Section 15 hereof shall have occurred, Broder and Purchaser have agreed, as promptly as practicable following the date of the Merger Agreement and in no event later than 15 business days after the public announcement of the execution and delivery of the Merger Agreement, to commence the Offer (within the meaning of Rule 14d-2 under the Exchange Act) to purchase all of the outstanding Shares at a price equal to the Offer Price, net to the seller in cash (subject to reduction only for applicable federal back-up withholding taxes payable by the holder of the Shares). The obligation of Broder to accept for payment and to pay for any Shares tendered in the Offer is subject only to the Minimum Condition, the Financing Condition and to the other conditions described in Section 15 of this Offer to Purchase. The conditions described in Section 15 hereof are for the sole benefit of Broder and the Purchaser and may be asserted by Broder or the Purchaser regardless of the circumstances giving rise to any such conditions and, except for the Minimum Condition, may be waived by Broder or the Purchaser, in whole or in part, at any time and from time to time, in their sole discretion.

  In the Merger Agreement, Full Line has agreed that on the date the Purchaser's offer documents are filed with the SEC, it will file with the SEC and mail to its shareholders a Solicitation/Recommendation Statement on
Schedule 14D-9 containing the recommendation of the Full Line Board that Full Line's shareholders accept the offer, tender all their Shares to the Purchaser and approve the Merger Agreement and the transactions contemplated thereby.

  The Merger. The Merger Agreement provides that, if all of the conditions to the Merger have been fulfilled or waived and the Merger Agreement has not been terminated, the Purchaser will be merged with and into Full Line, and Full Line will continue as the surviving corporation and a wholly owned subsidiary of Broder (the "Surviving Corporation").

  At the Effective Time, each Share outstanding immediately prior thereto (other than Shares owned by Full Line or any subsidiary of Full Line or by Broder or any subsidiary of Broder, all of which will be canceled, and Shares held by Full Line shareholders who perfect appraisal rights) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and extinguished and be converted into the right to receive a payment of $2.95, payable in cash to the holder thereof, without any interest thereon (the "Merger Consideration"). Each share of the Purchaser outstanding immediately prior to the Effective Time will automatically be converted at the Effective Time into one validly issued and outstanding share of common stock of the Surviving Corporation.

  Pursuant to the terms and conditions of the Merger Agreement, Broder, the Purchaser and Full Line have agreed, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth in the Merger Agreement or the waiver thereof, to perform such further acts and execute such documents as may be reasonably required to effect the Merger, including the execution of any deeds, bills of sale, assignments, assurances and all such other acts and things necessary, desirable or proper to carry out the purposes of the Merger Agreement.

  The Merger Agreement provides that upon the acceptance of payment of, and payment by the Purchaser in accordance with the Offer for, at least a majority of the issued and outstanding Shares on a Fully Diluted Basis, Broder is entitled to designate such number of directors, rounded up to the next whole number but in no event more than one less than the total number of directors, as will give Broder representation on the board of directors of Full Line equal to the product of (i) the number of authorized directors on the Full Line board of directors (giving effect to the directors elected pursuant to this provision) and (ii) the Board Percentage, and Full Line will, upon the request by Broder, increase the size of the Full Line Board or secure the resignations of the number of directors as is necessary to enable Broder's designees to be elected to the Full Line Board and will cause Broder's designees to be so elected. At each such time, Full Line will also cause (i) each committee of the Full Line board of directors, (ii) the board of directors of each of Full Line's subsidiaries and (iii) each committee of such board of directors to include persons designated by Broder constituting the same percentage of each such committee or board of directors as the Board Percentage. Notwithstanding the foregoing, Full Line is not be required to change the composition of its audit committee in any manner that would not meet the requirements of AMEX.

  Following the time that Broder's designees constitute at least a majority of the Full Line Board and until the Effective Time, (i) any amendment or termination of the Merger Agreement by or on behalf of Full Line, (ii) any exercise or waiver of any of Full Line's rights or remedies under the Merger Agreement or (iii) any extension of time for the performance or waiver of any the obligations or other acts of Broder or the Purchaser under the Merger Agreement will require the approval of at least a majority of the directors of Full Line then in office who are not designated by Broder (the "Continuing Directors"), except to the extent that applicable law requires that such action be acted upon by the Full Line Board, in which case the action will require the approval of both a majority of the Full Line Board and a majority of the Continuing Directors.

  Stock Options. The Merger Agreement provides that at the Effective Time, each then-outstanding option to purchase shares of Full Line common stock under any plan, program or arrangement of Full Line (individually, an "Option" and collectively, the "Options"), whether or not such Option is then exercisable or vested, will be canceled and each holder thereof shall have no further rights with respect thereto, except that with respect to Options as to which the Merger Consideration exceeds the per share exercise price of such Options, Full Line shall promptly following the Effective Time pay or cause to be paid to the holders of such Options an amount in cash equal to, with respect to each such Option, the product of (i) the difference between the Merger Consideration and the applicable per share exercise price of such Option, to the extent such difference is a positive number (such amount, the "Option Consideration") and (ii) the number of Shares subject to such Option at the time of such cancellation. The amount payable to such holders of Options will be subject to reduction by applicable tax withholding requirements.

  Adjustments. The Merger Agreement provides that, in the event that, at Expiration Date, (i) the actual number of Shares outstanding and/or the actual number of Shares issuable upon the exercise of Options or similar agreements or upon conversion of securities (including without limitation, as a result of any stock split, reclassification, stock dividend (including any dividend or distribution of securities convertible into Shares) or recapitalization) is greater than as is set forth in the Merger Agreement or (ii) if the weighted average exercise price of the Options is lower than described in the Merger Agreement, the Offer Price, the Merger Consideration and the Option Consideration (collectively, the "Equity Consideration") shall be appropriately adjusted downward; provided, however, that no such adjustment shall be required unless and until the aggregate impact from such differences results in an increase in the aggregate Equity Consideration payable by Broder of at least $50,000.

  Recommendation. Full Line represents and warrants in the Merger Agreement that the Full Line Board at a meeting duly called and held or by way of unanimous written consent in accordance with the Bylaws of Full Line:

  . unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

  . resolved to recommend acceptance of the Offer and adoption and approval of the Merger Agreement and the Merger by Full Line's shareholders;

  . unanimously determined that each of the Merger Agreement, the Offer and the Merger are fair to and in the best interests of Full Line's shareholders; and

  . taken all action necessary to render the limitations on business combinations contained in Parts 2 and 3 of Article 11 of the GBCC and in the Bylaws of Full Line inapplicable to the Merger Agreement, the Stockholders' Agreement and any of the transactions contemplated thereby.

  The Full Line Board will not withdraw, modify or amend its recommendations described above in a manner adverse to Broder or the Purchaser (or announce publicly its intention to do so), except that the Full Line Board is permitted to withdraw, amend or modify its recommendation (or publicly announce its intention to do so) of the Merger Agreement or the Merger in a manner adverse to Broder or approve or recommend or enter into an agreement with respect to a Superior Proposal (as defined below) if Full Line has complied with the terms of the Merger Agreement. A withdrawal, modification or amendment of the recommendation of the Full Line Board or any committee thereof in any manner adverse to Broder or the Purchaser, however, may give rise to certain termination rights on the part of Broder and the Purchaser under the Merger Agreement and the right to receive certain termination fees as set forth therein.

  Representations and Warranties. In the Merger Agreement, Full Line has made customary representations and warranties to Broder and the Purchaser, including but not limited to representations and warranties relating to Full Line's organization and qualification, articles of incorporation and Bylaws, capitalization, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, subsidiaries, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts or violating the law, required consents and approvals, compliance with applicable laws, SEC filings (including financial statements), the documents supplied by Full Line related to the Offer, the absence of certain changes or certain events since December 30, 2000, change of control, litigation, employee benefit plans, taxes, intellectual property, licenses and permits, material contracts, environmental matters, related party transactions, title to assets, labor matters, insurance, customers and suppliers, brokers, applicability of state antitakeover statutes, the vote required by its shareholders, the opinion of its financial advisor and transaction expenses.

  Broder and the Purchaser have also made customary representations and warranties to Full Line, including representations and warranties relating to Broder's and the Purchaser's organization and qualification, subsidiaries, articles of incorporation and Bylaws, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts or violating the law, required consents and approvals, documents supplied by Broder and the Purchaser related to the Offer, brokers, availability of sufficient funds to perform their obligations under the Merger Agreement and litigation.

  Covenants of Broder, the Purchaser and Full Line. Pursuant to the Merger Agreement, Full Line has agreed to promptly notify Broder of (A) any notice or communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (B) any notice or other communication from any foreign or domestic governmental, administrative or regulatory authority or agency (each, a "Governmental Entity") in connection with the transactions contemplated by the Merger Agreement, (C) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting Full Line or any of its subsidiaries or any of their assets or properties, (D) any effect, circumstance, event, fact or change in the business of Full Line and its subsidiaries that is, or is reasonably likely to be, materially adverse to the business, operation, assets, liabilities (actual or contingent), properties, financial or other condition, results of operation or prospects of Full Line and its subsidiaries, taken as a whole, or prevents or materially delays, or is reasonably likely to prevent or materially delay, the ability of Full Line and its subsidiaries to perform in all material respects their obligations under the Merger Agreement or to consummate the transactions contemplated thereby (a "Material Adverse Effect"), or (E) the occurrence, or non-occurrence, of any event which would cause either (1) any representation or warranty of Full Line contained in the Merger Agreement to be untrue or inaccurate in any material respect at the Effective Time, (2) any condition set forth in Section 15 of this Offer to Purchase to be unsatisfied at the time Broder or the Purchaser purchase Shares pursuant to the Offer, (3) any conditions to the Merger described in Section 11 of this Offer to Purchase to be unsatisfied at the Effective Time or (4) any material failure by Full Line to comply with or satisfy any covenant, condition or agreement to be complied with under the Merger Agreement.

  In addition, from the date of the Merger Agreement until the time when persons nominated by Purchaser constitute a majority of the Full Line Board, unless Broder has consented in writing thereto, Full Line has agreed to conduct its operations according to its ordinary course of business consistent with past practice and use its reasonable best efforts to preserve intact its business organizations, keep available the services of its officers, employees and consultants, and preserve relationships with those persons having a business relationship with them. In addition, except as expressly permitted under the Merger Agreement or as otherwise disclosed to Broder, neither Full Line nor any of its subsidiaries will, directly or indirectly do, or propose or agree to do, any of the following between the date of the Merger Agreement and the time when persons nominated by Broder constitute a majority of the Full Line Board, without the prior written consent Broder:

  (1) amend or otherwise change the articles of incorporation or bylaws of Full Line or any of its subsidiaries;

  (2) issue, deliver, sell, or agree to issue, sell or deliver (other than issuances of Shares in respect of any exercise of Options outstanding prior to the date of the Merger Agreement), pledge or otherwise encumber any shares of its capital stock or any of its subsidiaries, voting securities, convertible securities or any other securities or equity equivalents or repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests of Full Line or any of its subsidiaries;

  (3) sell, transfer or pledge, or agree to sell, transfer or pledge, any equity interest owned by Full Line or any of its subsidiaries or alter the corporate structure or ownership of its subsidiaries or split, combine or reclassify any shares of its capital stock or permit its subsidiaries to split, combine or reclassify any shares of their capital stock;

  (4) declare, set aside or pay any dividends or make any distributions in respect of any of its capital stock, except for dividends paid by direct or indirect wholly owned subsidiaries to Full Line with respect to capital stock;

  (5) grant or agree to any increase in any manner in the compensation or fringe benefits of, or pay any bonus to, any current or former director, officer or employee except for increases and bonuses expressly contemplated by or required under existing employment agreements, bonus plans and other similar arrangements and, with respect to non-officer employees, routine increases in compensation given in the ordinary course of business consistent with past practices and in an amount not exceeding 5% of such employee's current compensation;

  (6) enter into any new, or materially amend any existing, employment, severance or termination agreement with any current or former director, officer or employee of Full Line other than in the ordinary course of business consistent with past practice, become obligated under any employee benefit plan that was not in existence as of the date of the Merger Agreement, amend, modify or terminate any employee benefit plan or any agreement, arrangement, plan or policy in existence as of the date of the Merger Agreement for the benefit of any current or former director, officer or employee or pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement;

  (7) acquire or agree to acquire by merger, purchase or any other manner, any business or any corporation, partnership, association or other business organization or division thereof, other than purchases of inventory, supplies or equipment parts in the ordinary course of business consistent with past practice;

  (8) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, or agree to sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, any of its material properties or assets except for inventory in the ordinary course of business consistent with past practice;

  (9) incur, assume or pre-pay any indebtedness or enter into any agreement to incur, assume or pre-pay any indebtedness, or guarantee, or agree to guarantee, any such indebtedness or obligation of another person, or issue or sell, or agree to issue or sell, any debt securities or options, warrants or calls or rights to acquire any debt securities of Full Line or any of its subsidiaries, guarantee any debt securities of others, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, other than in the case of each of the foregoing, that which is done in the ordinary course of business consistent with past practice and provided that total indebtedness for borrowed money shall not exceed $14,200,000 as of the Expiration Date;

  (10) make or forgive any loans, advances or capital contributions to, guarantees for the benefit of, or investments in, any person or entity, except for loans between or among Full Line and any of its wholly owned subsidiaries;

  (11) assume, guarantee or otherwise become liable or responsible for the obligations of any other person except for the obligations of its subsidiaries as permitted under the Merger Agreement;

  (12) adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Full Line or any of its subsidiaries, except for any transaction specifically contemplated by the Merger Agreement;

  (13) enter into, amend, modify or supplement any material contract or license agreement outside of the ordinary course of business consistent with past practice, except for any amendment, modification or supplement necessary for Full Line to comply with its obligations under the Merger Agreement;

  (14) waive, release, grant, assign or transfer any of its material rights or claims;

  (15) except pursuant to commitments prior to the date of the Merger Agreement, authorize or make any capital expenditures in excess of $50,000 in the aggregate for Full Line as its subsidiaries taken as a whole;

  (16) fail to comply with their obligations under the material contracts and license agreements as such obligations become due;

  (17) fail to maintain and continue in force with good and reasonable insurance companies adequate insurance covering risks of such types and in such amounts as are consistent with its past practices or permit any insurance policy naming it as a beneficiary or loss payee to be canceled or terminated without the prior written approval of Broder;

  (18) enter into, amend, modify or supplement any agreement, transaction, commitment or arrangement with any current or former officer, director, employee or other affiliate of Full Line or any of its subsidiaries except for agreements, transactions, commitments and arrangements permitted under the Merger Agreement;

  (19) establish or acquire any subsidiary other than wholly owned subsidiaries or subsidiaries organized outside of the United States and its territorial possessions;

  (20) amend, modify or waive any term of any outstanding security of Full Line and any of its subsidiaries, except as required under the Merger Agreement;

  (21) fail to (A) maintain any real property to which Full Line and any of its subsidiaries have ownership or a leasehold interest in its current condition, subject to reasonable wear and tear and technical obsolescence and further subject to any casualty or condemnation, (B) timely pay all taxes, water and sewage rents, assessments and insurance premiums affecting such real property and (C) timely comply in all material respects with the terms and provisions of all leases, contract and agreements relating to such real property and the use and operation thereof;

  (22) enter into any labor or collective bargaining agreement, memorandum or understanding, grievance settlement or any other agreement or commitment to or relating to any labor union;

  (23) settle or compromise any pending or threatened suit, action, claim or litigation;

  (24) change any of the accounting policies, practices or procedures (including tax accounting policies, practices and procedures) used by Full Line and its subsidiaries as of December 31, 2000, except as may be required as a result of a change in applicable law or in United States generally accepted accounting principles;

  (25) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory in any material manner;

  (26) make or change any material tax election, make or change any method of accounting with respect to taxes, file any amended tax returns or settle or compromise any material tax liability;

  (27) pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction of liabilities in the ordinary course of business and consistent with past practice reflected or reserved against in the financial statements of Full Line or incurred in the ordinary course of business consistent with past practice;

  (28) subject to the exercise of the fiduciary obligations of the Full Line Board as otherwise permitted under the terms of the Merger Agreement, take, or agree to commit to take, any action that would, or is reasonably likely to, make any representation or warranty of Full Line contained in the Merger Agreement inaccurate at, or as of any time prior to, the Effective Time or result in any of the conditions to the Offer set forth in Section 15 of this Offer to Purchase or to the Merger set forth in Article IX of the Merger Agreement not being satisfied, or omit, or agree to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time or to prevent such condition from not being satisfied; and

  (29) agree or commit to take any of the foregoing actions.

  Broder has agreed in the Merger Agreement to: (i) keep all information it obtained confidential pursuant to the Confidentiality Agreement; (ii) cause the Purchaser to perform its obligations under the Merger Agreement; (iii) vote all Shares owned or acquired by Broder or its affiliates in favor of the Merger at any meeting of Full Line's shareholders; (iv) to indemnify present and former officers and directors of Full Line in respect of actions taken or failure to take action prior to and including the consummation of the Merger, in each case to the fullest extent permitted by the GBCC; and (v) to maintain policies of directors' and officers' liability insurance at current levels for a period of six years. In addition, Broder has agreed to perform all obligations required to be performed by it in accordance with and pursuant to the Commitment Letter and not to take any action that will result, or is reasonably likely to result, in one of the conditions to funding set forth in the Commitment Letter not being satisfied, including the conditions regarding compliance with certain debt ratios set forth in the Commitment Letter, and to use its commercially reasonable efforts to cause the financing to be obtained under, and on the terms and in the amounts set forth in, the Commitment Letter.

  Other Agreements of Broder, the Purchaser and Full Line. Full Line has agreed in the Merger Agreement that neither it, its subsidiaries nor their affiliates will, and shall cause their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors and representatives not to, directly or indirectly (i) solicit, initiate or encourage, or take any other action to facilitate any inquiry in connection with or the making of any proposal from any person that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below), (ii) enter into, explore, maintain, participate in or continue any discussion or negotiation with any person other than Broder, the Purchaser, or their respective officers, directors, employees, and other representatives regarding an Acquisition Proposal, or furnish to any person other than Broder, the Purchaser, or their respective officers, directors, employees, and other representatives any information or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person, other than Broder, the Purchaser, or their respective officers, directors, employees and other representatives to make or effect an Acquisition Proposal, (iii) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal or (iv) authorize or permit any of Full Line's or any of its subsidiaries' respective officers, directors, employees and other representatives to take any such action. However, the foregoing does not prevent Full Line or the Full Line Board from furnishing information to, or engaging in discussions or negotiations with, any person that makes an unsolicited bona fide written Acquisition Proposal if (A) the Full Line Board determines in good faith after consultation with independent legal counsel (who may be Full Line's regularly employed outside legal counsel), that such action is necessary for the Board to comply with its fiduciary duties under applicable law to the shareholders of Full Line, (B) the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below), and (C) prior to furnishing such information to, or engaging in discussions or negotiations with, such person, Full Line receives from such person an executed confidentiality agreement with terms materially no less favorable to Full Line than those contained in the letter agreement dated March 21, 2001 between Full Line and Broder (the "Confidentiality Agreement").

  For purposes of the Merger Agreement, "Acquisition Proposal" means any offer or proposal for, or any indication of interest in (i) any direct or indirect acquisition or purchase of at least 10% of the total assets of Full Line or any of its subsidiaries, in a single transaction or series of transactions,
(ii) any direct or indirect acquisition or purchase of at least 10% of any class of equity securities of Full Line or any of its subsidiaries, in a single transaction or series of transactions, (iii) any tender offer or exchange offer that if consummated would result in any person beneficially owning at least 10% of more of any class of equity securities of Full Line or any of its subsidiaries, (iv) any merger, consolidation, share exchange, business combination, recapitalization, reclassification or other similar transaction involving Full Line or any of its subsidiaries or (v) any public announcement of an agreement, proposal, plan or intention to do any of the foregoing, other than the transactions contemplated by the Merger Agreement.

  For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide written Acquisition Proposal by a person that (i) the Full Line Board has determined in good faith, after consultation with independent outside legal counsel and an independent financial advisor of nationally recognized reputation, is more favorable from a financial point of view to Full Line's shareholders than the Offer (including any adjustment to the terms and conditions thereof proposed in writing by Broder in response to any such Acquisition Proposal) and (ii) is reasonably capable of being consummated in a timely manner (taking into account all financial, regulatory, legal and other aspects of such proposal and the terms of the Stockholders' Agreement) and for which financing, to the extent required, is then committed or reasonably capable (in the good faith judgment of the Full Line Board) of being financed by such third party.

  Full Line has agreed to promptly (but in any event within three days) notify Broder orally and in writing of the receipt of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information, the terms and conditions of such request, Acquisition Proposal or inquiry and, if not prohibited by the terms of such proposal, the identity of the person making such request, Acquisition Proposal or inquiry and to keep Broder informed of the status and details (including amendments) of any such request, Acquisition Proposal or inquiry. Prior to taking any action, the Full Line Board shall promptly notify Broder orally and in writing of any action it proposes to take with respect to such Acquisition Proposal. After taking any such action, the Full Line Board shall promptly advise Broder orally and in writing of the status of such action as developments arise or as requested by Broder. In addition, at least three days prior to Full Line terminating the Merger Agreement as a result of the receipt of a Superior Proposal, the Full Line Board shall notify Broder of any such action it proposes to take. The Board shall negotiate in good faith with Broder with respect to any revised proposal to acquire the Shares that Broder may make in response to any Acquisition Proposal or inquiry regarding the making of an Acquisition Proposal.

  The foregoing restrictions do not prevent the Full Line Board from taking and disclosing to Full Line's shareholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to any tender offer. Full Line agreed to immediately cease and cause to be terminated any activities, discussions or negotiations with any parties conducted before the execution of the Merger Agreement with respect to any Acquisition Proposal and to use its reasonable best efforts to cause any such parties in possession of confidential information about Full Line that was furnished by or on behalf of Full Line to return or destroy all such information in the possession of any such party or in the possession of any officer, director, employee or other representative of Full Line.

  In the Merger Agreement, the parties agree that if necessary, Full Line, through the Full Line Board, will call a meeting of the shareholders for the purpose of voting upon the Merger, will hold such meeting as soon as practicable following the purchase of Shares pursuant to the Offer and, unless the Full Line Board approves, recommends or enters into an agreement with respect to a Superior Proposal, will recommend to its shareholders the approval of the Merger Agreement and the other transactions contemplated thereby, including the Merger. Full Line must use reasonable efforts to obtain the necessary approvals by its shareholders of the Merger, the Merger Agreement and the other transactions contemplated thereby. At any such meeting, all of the Shares then owned by Broder, the Purchaser and by any of Broder's other subsidiaries or affiliates will be voted in favor of approval of the Merger. Notwithstanding the foregoing, in the event that the Purchaser, or any other direct or indirect subsidiary of Broder, acquires at least 90% of the outstanding Shares, Full Line, the Purchaser and Broder will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable in accordance with Section 14-2-1104 of the GBCC.

  From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under applicable law, each person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Full Line, against all losses, expenses, claims, damages, liabilities, or amounts that are paid in settlement of, with the approval of the Surviving Corporation (which approval shall not unreasonably be withheld), or otherwise incurred in connection with any claim, action, suit, proceeding or investigation, based in whole or in part by reason that such person is or was a director or officer of Full Line and arising out of actions, events or omissions occurring at or prior to the Effective Time, in each case to the full extent permitted under the GBCC. However, the Surviving Corporation shall indemnify, defend and hold harmless such persons only to the same extent and on the same terms provided for in Full Line's Articles of Incorporation and Bylaws in effect on the date of the Merger Agreement, which rights pursuant to such provisions shall survive the Merger and continue in full force and effect after the Effective Time. In addition, for six years from the Effective Time, the Surviving Corporation shall maintain in effect directors' and officers' liability insurance and fiduciary liability insurance that are substantially equivalent in coverage to Full Line's current insurance policies, with an amount of coverage of not less than 100% of the amount of coverage maintained by Full Line as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time. However, in no event will the Surviving Corporation be required to maintain any coverage in an amount that can be obtained for the remainder of such period for an annual premium of 200% of the annual premiums currently paid by Full Line for such insurance coverage.

  Purchaser Option. Full Line has granted the Purchaser an irrevocable option (the "Purchaser Option") to purchase up to that number of newly issued Shares (the "Purchaser Option Shares") equal to the number of shares of Common Stock that, when added to the number of Shares owned by Broder, Purchaser and their affiliates immediately following consummation of the Offer, would constitute one share more than 90% of the Common Stock then outstanding on a fully diluted basis (after giving effect to the issuance of the Purchaser Option Shares) for a consideration per Purchaser Option Share equal to the Offer Consideration. Such Purchaser Option shall be exercisable only after the purchase of and payment for Shares pursuant to the Offer by Broder or Purchaser as a result of which Broder, Purchaser and their affiliates own beneficially at least 80% of the outstanding Shares. Such Purchaser Option shall not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance. The Purchaser Option shall terminate automatically upon the termination of the Merger Agreement in accordance with its terms.

  Conditions to the Merger. The respective obligation of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions:

  . If required by the GBCC, the Merger Agreement having been approved and adopted by Full Line's shareholders in accordance with the GBCC;

  . No temporary restraining order, preliminary or permanent injunction or other order having been issued by any court of competent jurisdiction or other applicable Governmental Entity, preventing or prohibiting consummation of the Merger or otherwise imposing material limitations on the ability of the Purchaser to effectively acquire or hold the business of Full Line and its subsidiaries; and

  . The Purchaser having accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn.

  Termination. The Merger Agreement provides that it may be terminated and the Merger abandoned at any time notwithstanding approval of the Merger Agreement by the shareholders of Full Line, but prior to the Effective Time:

  (1) By mutual written consent of Full Line and Broder; or

  (2) By Full Line, if:

    (a) at any time five business days or more following termination or expiration of the Offer without the Purchaser accepting for payment Shares validly tendered in the Offer;

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

    (b) the Merger shall fail to receive the requisite vote for approval and adoption by Full Line's shareholders at the Shareholder Meeting;

    (c) at any time prior to the acceptance for payment of the Shares pursuant to the Offer, if a Superior Proposal has been presented to the Full Line Board and the Board shall have determined in good faith after consultation with independent outside legal counsel, that such action is necessary for the Board to comply with its fiduciary duties to Full Line's shareholders under applicable law, so long as Full Line has complied with the provisions of the Merger Agreement discussed in this Section 11 relating to the Acquisition Proposal; or

  (3) By Broder or Full Line:

    (a) if any federal or state court of competent jurisdiction or other governmental entity has issued an order, judgment, decree or ruling permanently restraining, enjoining, or otherwise prohibiting or preventing the Merger and such order, judgment, decree, ruling or other action has become final and non-appealable;

    (b) if the Shares have not been purchased pursuant to the Offer on or prior to September 30, 2001, unless the failure to consummate the Offer is the result of a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; or

  (4) By Broder, prior to the consummation of the Offer, if Full Line breaches any of its representations or warranties under the Merger Agreement that are qualified as to materiality or any breach of any representations or warranties that are not so qualified in any material respect and, individually or in the aggregate, such breach or breaches has not and would not reasonably be expected to have a Material Adverse Effect, or if Full Line breaches or fails to perform in any material respect any of its covenants contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the conditions discussed in Section 15 of the Offer to Purchase and (ii) has not been cured within 15 days after the giving of written notice to Broder of such breach, in each case so long as neither Broder nor the Purchaser is then in material breach of any covenant contained in the Merger Agreement; or

  (5) By Full Line, prior to the consummation of the Offer, if Broder or the Purchaser breaches any of its representations or warranties under the Merger Agreement that are qualified as to materiality or any breach of any representations and warranties of Broder or the Purchaser set forth in the Merger Agreement that are not so qualified in any material respect and, individually or in the aggregate, such breach or breaches has had any effect, circumstance, event, fact or change in the business of Broder that (i) is or is reasonably likely to be materially adverse to the business, operations, assets, liabilities, properties, financial or other condition, results of operations or prospects of Broder or
      (ii) prevents or materially delays, or is reasonably likely to prevent of materially delay, the ability of Broder or the Purchaser to perform in all material respects its obligations under the Merger Agreement or to consummate the transactions contemplated thereby, or if Broder or the Purchaser breaches or fails to perform in any material respect any of its covenants contained in the Merger Agreement, which breach or failure to perform has not been cured within 15 days after the giving of written notice to Full Line of such breach, in each case so long as Full Line is not then in material breach of any covenant contained in the Merger Agreement.

  Transaction Expenses; Termination Fees. All Transaction Expenses incurred directly or indirectly by the parties shall be borne by the party which has incurred such Transaction Expenses; provided, however, that if the Merger is consummated all Transaction Expenses of Full Line and its subsidiaries shall be paid by the Surviving Corporation. Full Line has agreed to pay to Broder a fee equal to $2,500,000 if the Merger Agreement is terminated by (A) Full Line as a result of the receipt of a Superior Proposal or (B) by Broder as a result of the withdrawal or modification by the Full Line Board of its approval or recommendation for the Offer, the Merger or the Merger Agreement or the recommendation by the Full Line Board of any Acquisition Proposal or any resolutions by the Full Line Board to take any of the foregoing action or, upon the reasonable request of the

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

Purchaser, the failure of the Full Line Board to reaffirm its approval or recommendation of the Offer, the Merger or the Merger Agreement within a reasonable period of time and, within 180 days of such termination, Full Line either (x) enters into a legally binding agreement with respect to an Acquisition Proposal or (y) consummates a transaction which satisfies one or more of clauses (i) through (v) of the definition of Acquisition Proposal.

  For purposes of the Merger Agreement, "Transaction Expenses" means all out-of-pocket costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors, investment bankers, banks, other financial institutions, accountants, financial printers, appraisers, experts, consultants and other representatives or agents incurred or paid in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby, including, without limitation, fees and expenses of, or incurred in connection with, any litigation or proceedings arising out of or related to the Merger Agreement or the transactions contemplated thereby.

  Stockholders' Agreement

  Immediately prior to the execution of the Merger Agreement, the Purchaser and Broder entered into the Stockholders' Agreement with the Executive Shareholders. As of July 9, 2001, the Executive Shareholders owned an aggregate of 2,606,595 Shares and held options to purchase an additional 125,000 Shares. Pursuant to the Stockholders' Agreement, the Executive Shareholders have severally agreed to accept the Offer with respect to all of the Shares of the Executive Shareholders and to tender (or cause the record owner of such Shares to tender) all of their Shares into the Offer. Such tender shall be made within 10 business days following the date of the Merger Agreement and shall not be withdrawn. Subject to the termination of the Stockholders' Agreement, (i) the obligation of any Executive Shareholder to tender and not withdraw his Shares is conditioned only upon lawful commencement of the Offer and otherwise is unconditional and (ii) immediately following the purchase of any Shares in the Offer, Purchaser shall purchase all Shares not purchased in the Offer, if any. Notwithstanding the foregoing, no Executive Shareholder is required to tender his Shares, or not withdraw his Shares in the event that, without the prior written consent of such Executive Shareholder, any of the following has occurred: (i) a decrease in the Offer Price or change in the form of consideration payable in the Offer, (ii) a decrease in the number of Shares sought in the Offer, (iii) an amendment or waiver of the Minimum Condition, (iv) the imposition of additional conditions to the Offer or amendment to any condition to the Offer that is adverse in any material respect to the holders of the Shares, (v) an amendment of any other term of the Offer in any manner adverse in any material respect to the holders of Shares or (vi) an extension of the expiration date of the Offer which requires the consent of Full Line under the Merger Agreement.

  During the term of the Stockholders' Agreement, the Executive Shareholders have agreed not to (a) sell, transfer, give, pledge, assign or otherwise dispose of or consent to any such transfer by such Executive Shareholder of, any of the Shares or any interest therein or enter into any contract, option or other arrangement with respect to the sale, transfer, gift, pledge, assignment or other transfer of the Shares to any person other than the Purchaser pursuant to the terms of the Offer or the Merger or otherwise to the Purchaser in accordance with the terms of the Stockholders' Agreement (other than any transfer pursuant to the laws of descent and distribution or pursuant to any existing contractual obligations of the Executive Shareholder), (b) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power of attorney or otherwise with respect to the Shares or (c) commit or agree to take any of the foregoing actions.

  In addition, each Executive Shareholder has agreed not to, and to use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative of any such Executive Shareholder not to, directly or indirectly (a) solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal or (c) enter into any agreement with respect to any Acquisition Proposal. If an Executive Shareholder receives any Acquisition Proposal or any inquiry with respect to or that could lead to any Acquisition Proposal, such Executive Shareholder agrees to immediately notify Broder and the Purchaser both orally and in writing of that inquiry or proposal, including the identity of the person making such Acquisition Proposal or inquiry (unless such identification is prohibited by the terms of the proposal) and the material terms of any such Acquisition Proposal or inquiry.

  The Executive Shareholders have also agreed to vote each of their Shares (a) in favor of the Merger and the Merger Agreement and the transactions contemplated thereby, and (b) against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Full Line or any other Acquisition Proposal and (ii) any amendment of Full Line's articles of incorporation or bylaws or other proposal or transaction by Full Line or any of its subsidiaries, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent, delay or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of common stock or other voting securities of Full Line.

  Under the Stockholders' Agreement, each Executive Shareholder has irrevocably and severally granted to, and appointed, Broder, the Purchaser, Mr. Vince Tyra, Chief Executive Officer and a Director of Broder and the Purchaser, and Mr. Todd Turkin, President of Broder and the Purchaser, or any of them, in their respective capacities as officers of the Purchaser, and any individual who thereafter succeeds to any such office of the Purchaser, and each of them individually, such Executive Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Executive Shareholder, to vote such Executive Shareholder's Shares, or grant a consent or approval in respect of such Shares, in the manner described in the preceding paragraph.

  The Stockholders' Agreement will terminate (a) immediately upon (i) the termination of the Merger Agreement by Broder or the Purchaser in accordance with the terms of the Merger Agreement or (ii) the termination of the Merger Agreement by Full Line in the event of any breach of the representations and warranties of Broder or the Purchaser, or of the failure of Broder or the Purchaser to perform in any material respects any of their respective covenants, set forth in the Merger Agreement and in accordance with the terms of the Merger Agreement, (b) upon delivery by Executive Shareholders holding Shares representing a majority of the Shares subject to the Stockholders' Agreement of a notice of termination to Broder or the Purchaser at any time more than 180 days after the termination of the Merger Agreement by Full Line as a result of the receipt of a Superior Proposal or (c) upon delivery by Broder of a notice of termination to Full Line at any time after the termination of the Merger Agreement by Full Line in accordance with the terms of the Merger Agreement.

 Letter of Intent

  On May 14, 2001, Broder and Full Line entered into a letter of intent (the "Letter of Intent"), wherein Broder expressed its willingness on a preliminary basis to pursue an acquisition of Full Line at a price equal to $3.00 per share in cash. Broder's willingness to pay $3.00 per share was expressly subject to, among other things, the requirement that as of the effective time of the Merger: (A) Full Line's indebtedness for borrowed money plus the amount of fees and expenses incurred by Full Line in connection with the acquisition being less than or equal to $14.2 million (net of cash on hand), (B) Full Line's working capital being at least $25.0 million, and (C) the difference between the amount calculated under clause (B) above less the amount calculated under clause (A) above will be greater than or equal to $11.2 million.

  Exclusivity. In consideration of the substantial investment of time and resources that Broder has made in order to evaluate and consummate an acquisition of Full Line, Full Line agreed that, during the period extending from May 14, 2001 until July 6, 2001 (the "Exclusivity Period"), neither Full Line nor any if its representatives, directors, officers, stockholders, agents or affiliates would (i) entertain or discuss a possible sale, recapitalization or other disposition of Full Line, any capital stock or assets of Full Line (other than inventory in the ordinary course of business) or any interest therein with any other party or provide any information to any other party in connection therewith or (ii) disclose to any other party the contents of the Letter of Intent.

  Public Disclosure. Subject to any fiduciary and other obligations the parties may have under applicable law, Broder and Full Line also agreed that they would not make any press release or public announcement

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

concerning the existence of the letter agreement or the transactions contemplated thereby without the prior written approval of the other party.

  Access. During the Exclusivity Period, Full Line agreed to provide, and cause its officers and agents to provide, to Broder and its representatives, consultants, agents, lender, employees and investors full and complete access, during regular business hours, to the properties, business, personnel (including outside accountants and attorneys), and financial, legal, accounting, tax and other data and information concerning Full Line as requested by Broder or its representatives or agents for purposes of evaluating the transactions contemplated by the Letter of Intent. In addition, Full Line agreed to conduct its business and operations in the usual and ordinary course in accordance with good business practices between the date of the letter agreement and the Effective Time, and to not, without the prior approval of Broder, dispose of any material business or material asset other than inventory in the ordinary course of business.

  Fees and Expenses. The Letter of Intent provided that Full Line and Broder will each pay their respective fees and expenses (including the fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) in connection with the transactions contemplated thereby. However, if (i) the Letter of Intent was terminated for any reason prior to the parties entering into a definitive purchase agreement concerning the transactions contemplated thereby, other than as a result of Broder's unwillingness to (A) proceed with the transactions contemplated by the Letter of Intent for the consideration outlined therein or (B) offer Isador Mitzner an employment arrangement with aggregate annual compensation (including salary and bonus) of $350,000, and (ii) within nine months following the termination of the Letter of Intent, Full Line or its shareholders executed an agreement relating to an Acquisition Proposal, Full Line would reimburse Broder for $100,000 of Broder's actual fees and expenses incurred and paid in connection with the transactions contemplated by the Letter of Intent, including, without limitation, fees and expenses in respect of due diligence, the negotiation of the Letter of Intent, the negotiation of a definitive agreement and obtaining financing.

  Nonbinding Nature. The obligations of Broder and Full Line under the Letter of Intent were subject to numerous additional conditions. In addition, the Letter of Intent provided that it was an indication of interest on the part of Broder and, except with respect to certain specified sections, was generally nonbinding.

  Employment and Non-Compete Agreements

  On July 9, 2001, the Purchaser and Isador Mitzner entered into an employment agreement. Mr. Mitzner's employment agreement provides that he will serve as President of the Surviving Corporation's Manufacturing Division and shall have the normal duties, responsibilities and authority of the President of the Manufacturing Division, subject to the overall direction and authority of the Surviving Corporation's senior officers and board. Mr. Mitzner's employment agreement also provides for a term that will begin upon consummation of the Merger and end one year thereafter (the "Employment Period"); provided, however, that the Employment Period will automatically terminate upon Mr. Mitzner's resignation, death or disability or upon termination by the Surviving Corporation with or without Cause (as defined therein). The Employment Period will automatically renew for successive periods of one year each, unless either party delivers written notice of its intention not to renew. Under his employment agreement, Mr. Mitzner will receive:

  . an annual base salary of $250,000 (subject to annual review by the Chief Executive Officer or his designee (the "Supervising Officers"));

  . an annual target bonus of up to $100,000 based upon the achievement of certain operating targets and objectives for each such year, each to be determined by the Supervising Officers; and

  .  certain fringe benefits.

  If the Employment Period is terminated by the Surviving Corporation without Cause or by Mr. Mitzner for Good Reason (as defined therein), Mr. Mitzner will be entitled to: (i) receive his base salary and benefits for 180 days following such termination and (ii) retain his laptop computer and cellular telephone. If the Employment Period is terminated by the Surviving Corporation for Cause or upon Mr. Mitzner's resignation, death or disability, Mr. Mitzner will be entitled to receive his base salary through the date of termination and no other payment. Under his employment agreement, Mr. Mitzner has agreed not to:

  . except with respect to owning, managing or rendering services to T Shirt Brokerage Services, Inc., compete with the Surviving Corporation in certain geographic locations during the Employment Period and, in certain cases, for up to three years thereafter;

  . disclose any confidential information without prior written consent of the Supervising Officers, unless and until such confidential information becomes generally known or available for use by the public;

  . solicit any customer, supplier, licensee, licensor, franchisee or other business relation of the Surviving Corporation for a period of one year following the date of termination; and

  . solicit or hire any of the Surviving Corporation's employees for a period of one year following the date of termination.

  In addition, Mr. Mitzner has agreed to disclose to the Surviving Corporation any and all Work Product (as defined in such employment agreement) relating to the business of the Surviving Corporation and its Subsidiaries conceived or learned by him during his employment and acknowledges that such Work Product will be property of the Surviving Corporation.

  It is also anticipated that the Purchaser will enter into a similar employment agreement with Gina Watson-McElroy. The terms of such agreement are currently being negotiated.

  On July 9, 2001, the Purchaser and J. David Keller entered into an employment agreement. Mr. Keller's employment agreement provides that he will serve as a Vice-President of the Surviving Corporation's Manufacturing Division for a 90-day period following the Merger to assist in various transitional matters. Under his employment agreement, Mr. Keller will receive a monthly salary of $15,000 and certain fringe benefits.

  Messrs. Mitzner and Keller, as shareholders of Full Line, are also parties to non-compete agreements dated as of July 9, 2001 pursuant to which each agreed to similar non-compete and non-solicitation restrictions as those included in Mr. Mitzner's employment agreement. The term of these restrictions, however, begin on the expiration date of the Offer and end five years thereafter.

12. Purpose of the Offer; Plans for Full Line.

  Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Full Line. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Broder and the Purchaser intend to consummate the Merger as promptly as practicable.

  The Full Line Board has unanimously approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Full Line Board may be required to submit the Merger Agreement to Full Line's shareholders for approval at a shareholder's meeting convened for that purpose in accordance with the GBCC. If shareholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

  If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the Full Line shareholders' meeting without the affirmative vote of any other shareholder. If the Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, the Merger may be consummated without a shareholder meeting and without the approval of Full Line's shareholders. The Merger Agreement provides that the Purchaser will be merged into Full Line, that the articles of incorporation of Full Line will be amended and restated in the Merger to read in its entirety as set forth on Exhibit B to the Merger Agreement, and, as so amended, will be the articles of incorporation of the Surviving Corporation and that the bylaws of the Purchaser will be the bylaws of the Surviving Corporation.

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

  Under the GBCC and the articles of incorporation of Full Line, the approval of the Full Line Board, and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. In addition, Article VII of the Full Line bylaws provides that, in addition to any vote otherwise required by law or the articles of incorporation of Full Line, a "business combination" with an "interested shareholder" (generally, any person who owns or has the right to acquire 10% or more of a corporation's outstanding voting stock) must be either (1) unanimously approved by the continuing directors, provided that the continuing directors constitute at least three members of the board of directors at the time of such approvals; or (2) recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by the holders of voting shares, other than voting shares beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination. Furthermore, Article VIII of the Full Line bylaws prevents certain "business combinations" with an "interested shareholder" for a period of five years following the time such person became an interested shareholder unless, among other things, prior to the time the interested shareholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested shareholder became such.

  In the Merger Agreement, Full Line has represented that it has taken all actions necessary under the GBCC and the Full Line Bylaws to render the limitations on business combinations contained in Parts 2 or 3 of Article II of the GBCC, in the Full Line Bylaws or in any other "fair price," "moratorium," "control share acquisition," "interested shareholder," or similar antitakeover statute or regulation enacted under the Georgia law inapplicable to the Offer, the Merger, the Merger Agreement and the Stockholders' Agreement and the transactions contemplated thereby. Unless the Merger is consummated pursuant to the "short-form" merger provisions under the GBCC described below (in which case no further corporate action by the shareholders of Full Line will be required to complete the Merger), the only remaining required corporate action of Full Line will be the approval of the Merger by the affirmative vote of the holders of a majority of the Shares. If the Minimum Condition is satisfied, the Purchaser will have the ability to approve and adopt the Merger Agreement by virtue of its ownership of a majority of the Shares without the affirmative vote of any other shareholder of Full Line.

  Plans for Full Line After the Offer. Once the Offer is consummated, if permitted by AMEX and the Exchange Act, it is the intention of Broder and the Purchaser to seek to cause Full Line to file applications to withdraw the Shares from listing on AMEX and to terminate the registration of the Shares under the Exchange Act. In the event that the Shares are no longer included in AMEX, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of shares under the Exchange Act, as described below, and other factors. To the extent the Shares are delisted from AMEX, the market for Shares could be adversely affected. Further, neither Broder nor the Purchaser can predict whether the reduction in the number of Shares as a result of the consummation of the Offer would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

  If, following consummation of the Offer, the Purchaser owns 90% or more of the outstanding Shares, the Purchaser intends, and the Purchaser intends to cause Full Line, to consummate the Merger as a "short form" merger pursuant to
Section 14-2-1103 of the GBCC. Under such circumstances, neither the approval of any holder of Shares other than the Purchaser, or of the Full Line Board, would be required. Assuming outstanding options are, pursuant to the Merger Agreement, converted to cash or canceled rather than exercised and tendered, upon the tender of Shares owned by the Executive Shareholders, the Purchaser will need to acquire an additional 1,193,656 Shares pursuant to the Offer to reach the 90% ownership level necessary to effect such a "short-form" merger.

  Full Line has granted the Purchaser an irrevocable option if the Minimum Condition is met and Broder or Purchaser accepts for payment pursuant to the Offer at least 80% of the Shares of Full Line then outstanding but less than 90% of the Shares of Full Line then outstanding, to purchase additional Shares equal to an amount that, when added to the Shares already owned by Broder and Purchaser at the time the option is exercised, will constitute one Share more than 90% of the Shares then outstanding on a fully diluted basis, at a price per share equal to $2.95 net per Share.

  Following consummation of the Offer and upon the satisfaction of the Minimum Condition, the Purchaser will have the power as a majority shareholder of Full Line to take such steps as are necessary to assure that designees of Broder or the Purchaser constitute a majority or more of the directors on the Full Line Board, including the designation of new directors to the Full Line Board, and thus to indirectly seek to effect the Merger. Pursuant to the terms of the Merger Agreement, the Purchaser shall be entitled, promptly upon the acceptance for payment of, and payment by the Purchaser, in accordance with the Offer, for Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by the Purchaser, to designate certain directors to the Full Line Board. After completion or termination of the Offer, the Purchaser reserves the right, but has no current intention, to acquire or sell Shares in open market or negotiated transactions. There can be no assurance that the Purchaser will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired. As a consequence, no assurance can be given as to when the Purchaser will cause the Merger to be consummated, and similarly no assurance can be given as to when the Merger Consideration will be paid to shareholders who do not tender their Shares in the Offer.

  Pursuant to the Merger, each then outstanding Share (other than Shares owned by any of Broder, the Purchaser or held in the treasury of Full Line and Shares owned by shareholders who perfect any available appraisal rights under the GBCC) shall be converted into the right to receive an amount in cash equal to the Merger Consideration, without interest thereon. Each share of common stock of the Purchaser issued and outstanding at the Effective Time shall be converted into one share of common stock of the Surviving Corporation. All Shares that are owned directly or indirectly by Full Line, Broder or any subsidiary of Broder at the Effective Time shall be canceled, and no consideration shall be delivered in exchange therefor.

  The Purchaser is not offering to acquire outstanding Options in the Offer. Pursuant to the Merger Agreement, all Options will be canceled in exchange for the payment of the excess, if any, of the Offer Price over the exercise price for such Options, less applicable income and employment taxes required to be withheld.

  Following the acquisition, Broder intends to explore the possibility of divesting Full Line's manufacturing business, but plans to continue marketing the proprietary Rabbit Skins and LAT Sportswear brands of the combined company in upcoming catalogs and product guides. Broder does not currently have any contract, arrangement or understanding regarding such disposition. Except as otherwise described in this Offer to Purchase, the Purchaser has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Full Line; (b) a sale or transfer of a material amount of assets of Full Line; (c) any material change in the present dividend rate or policy or indebtedness or capitalization of Full Line; or (d) any other material change in Full Line's corporate structure or business.

13. Certain Effects of the Offer.

  Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

  AMEX Listing. The Shares are listed on AMEX. According to the published guidelines of AMEX, the Shares might no longer be eligible for listing on AMEX if, among other things, any or all of the following occur: (i) the number of Shares publicly held is less than 200,000, (ii) the number of public shareholders is less than 300 or (iii) the aggregate market value of publicly held shares is less than $1,000,000. Shares held directly or indirectly by directors or officers of Full Line or controlling shareholders or other concentrated holdings are not considered as being publicly held for purposes of determining compliance with these criteria.

  If the Shares cease to be listed on AMEX, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

  Margin Regulations. The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

  Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Full Line to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Full Line to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Full Line, such as the short-swing profit recovery provisions of
Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Full Line and persons holding "restricted securities" of Full Line to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for trading on AMEX. Broder and the Purchaser currently intend to seek to cause Full Line to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14. Dividends and Distributions.

  As discussed in Section 11, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of the Purchaser, Full Line will not declare, set aside or pay any dividends or make any distributions in respect of any of its capital stock, except dividends paid by direct or indirect wholly owned subsidiaries to Full Line with respect to capital stock.

15. Certain Conditions of the Offer.

  Notwithstanding any other provision of the Offer or the Merger Agreement, the Purchaser is not required to accept for payment or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) of the Exchange Act, any Shares tendered pursuant to the Offer and may terminate or amend the Offer if: (i) as of the Expiration Date (A) the Minimum Condition is not satisfied or (B) the Financing Condition is not satisfied; or (ii) if as of the Expiration Date and at any time on or after the date of the Merger Agreement, any of the following conditions shall have occurred and be continuing (other than with respect to conditions set forth in paragraphs (1) or (6) below, which must be continuing as of the Expiration Date, and the condition set forth in paragraph (10) below, which must be satisfied as of the Expiration Date):

  (1) there shall be instituted after the date of the Merger Agreement and pending as of the Expiration Date before any Governmental Entity or any federal or state court of competent jurisdiction any suit, action or proceeding (a) challenging the acquisition by Broder or the Purchaser of any Shares under the Offer or seeking to prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transaction contemplated by the Merger Agreement, or seeking to obtain from Full Line, Broder or the Purchaser any damages that, if awarded, would have or is reasonably likely to have a Material Adverse Effect, (b) prohibiting or materially limiting the ownership or operation by Full Line, Broder or any of their respective subsidiaries of a material portion of the business or assets of Full Line and its subsidiaries, or Broder and its subsidiaries, in each case taken as a whole, or compelling Full Line or Broder to dispose of or hold separate any material portion of the business or assets of Full Line and its subsidiaries, or Broder and its subsidiaries, in each case taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (c) seeking to impose material limitations on the ability of Broder or the Purchaser to acquire or hold, or exercise full rights if ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the Full Line's shareholders or (d) prohibiting Broder or any of its subsidiaries from effectively controlling in any material respect any significant portion of the business or operation of Full Line and its subsidiaries taken as a whole;

  (2) Full Line shall not have performed or complied in any material respect with any obligation or to comply in any material respect with any agreement or covenant required by the Merger Agreement to be performed or complied with by Full Line on or prior to the date of the consummation of the Offer, which failure to perform or comply is not substantially cured within 15 days after Broder provides Full Line with notice of such failure;

  (3) The representations and warranties of Full Line set forth in the Merger Agreement shall not be true and correct in each case at the date of the Merger Agreement and the Expiration Date, unless such inaccuracies individually or in the aggregate with all other inaccuracies under such representations and warranties has not had and would not reasonably be expected to have a Material Adverse Effect; provided, that such representations and warranties of Full Line set forth in the Merger Agreement shall be read without giving effect to any qualification as to materiality or a Material Adverse Effect;

  (4) The Merger Agreement shall have been terminated in accordance with its terms;

  (5) Broder and Full Line shall have agreed that Broder shall terminate the Offer;

  (6) There shall be any statute, rule or regulation enacted or promulgated by any Governmental Entity applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, that results, directly or indirectly, in any of the consequences referred to in clauses (a) through (d) of paragraph (1) above;

  (7) There shall have occurred any event, change or circumstance that has or is reasonably likely to have a Material Adverse Effect on Full Line;

  (8) Full Line shall not have obtained consents of the third parties listed in the disclosure schedules to the Merger Agreement;

  (9) (a) the Full Line Board withdraws or modifies in a manner adverse to Broder or the Purchaser its approval or recommendation for the Offer, the Merger or the Merger Agreement, or recommended any Acquisition Proposal, (b) the Full Line Board shall have resolved to take any of the foregoing actions, or (c) upon the reasonable request by the Purchaser, the Full Line Board shall fail within a reasonable period of time to reaffirm its approval or recommendation of the Offer, the Merger or this Agreement; or

  (10) Isador E. Mitzner shall have failed to enter into an employment agreement with Purchaser prior to the Expiration Date in the form attached as Annex 1 and Messrs. Mitzner and Keller shall have entered into non-compete agreements in the forms attached as Annexes 2 and 3 to the Merger Agreement.

  The foregoing conditions set forth in paragraphs (1) through (10) are for the sole benefit of Broder and the Purchaser and may be asserted by Broder or the Purchaser regardless of the circumstances giving rise to any such conditions or may be waived by Broder and the Purchaser, in whole or in part, at any time and from time to time, in their sole discretion prior to the Expiration Date. The failure by Broder, Purchaser or any other affiliate of Broder at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and the waiver of such right with respect to any other facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

  If the Offer is terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering shareholders.

16. Certain Legal Matters; Regulatory Approvals.

  General. The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Full Line with the SEC and other publicly available information concerning Full Line, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Full Line's business that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Broder or the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under "State Takeover Statutes," such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Full Line's business, or certain parts of Full Line's business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 of this Offer to Purchase.

  State Takeover Laws. Full Line is incorporated under the laws of the State of Georgia and its operations are conducted throughout the United States. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

  Article VIII of the Full Line Bylaws prevents an "interested shareholder" (e.g., a person who owns or has the right to acquire 10% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Georgia corporation for a period of five years following the time such person became an interested shareholder unless, among other things, the corporation's board of directors approves such business combination or the transaction in which the interested shareholder becomes such prior to the time the interested shareholder becomes such. Full Line has represented in the Merger Agreement that it has taken all actions necessary to make the limitations set forth in Article VIII of the Bylaws inapplicable to the Offer, the Merger, the Merger Agreement and the Stockholders' Agreement.

Except as described above with respect to Article VIII of the Full Line Bylaws, Broder and the Purchaser have not attempted to comply with any other state takeover laws in connection with the Offer and believe none of such laws to be applicable to the Offer. Should any person seek to apply any state takeover law, Broder and the Purchaser reserve the right to take such action as then appears desirable, which may include challenging the validity or applicability of any such statute allegedly applicable to the Offer in appropriate court proceedings. Nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Broder and the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 of this Offer to Purchase.

  Antitrust. Under the Hart-Scott-Rodino Improvements Act of 1996 (the "HSR Act") and the rules promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be completed until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. Full Line and the Purchaser have concluded that the consummation of the transactions set forth in the Merger Agreement are not subject to the notification and reporting requirements of the HSR Act. Therefore, based on the information available to them, Full Line and the Purchaser believe that the Merger can be affected in compliance with federal and state antitrust laws.

17. Appraisal Rights.

  A Full Line shareholder who does not tender his or her shares in the Offer and who desires to object to the Merger and to receive the fair value of his or her shares in cash may do so by complying with the provisions of the GBCC pertaining to the exercise of dissenters' rights.

  The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Article 13 of the GBCC. This discussion should be reviewed carefully by any shareholder who desires to exercise statutory appraisal rights or who wishes to preserve the right to do so because failure to comply strictly with the procedures set forth in the GBCC will result in the loss of appraisal rights.

  In the event the Merger is submitted to a vote of Full Line shareholders following the Offer, a Full Line shareholder who desires to object to the merger and receive payment in cash for the fair value of his or her shares of Full Line common stock must deliver to Full Line, prior to the Full Line shareholder vote, written notice of his or her intent to demand payment of the fair value of his or her shares if the Merger is effectuated. Because the written demand must be delivered to Full Line before Full Line's special meeting, it is recommended, although not required, that a shareholder using the mail should use certified or registered mail, return receipt requested, to confirm that the shareholder has made a timely delivery. The notice must be delivered to Full Line Distributors, Inc., 1200 Airport Drive, Ball Ground, Georgia 30107, Attention: Corporate Secretary. Full Line will include in the proxy materials relating to the Merger a description of the dissenters' rights to which Full Line shareholders are entitled and a copy of the dissenters' rights provisions of the GBCC. In addition to delivering to Full Line the written notice of his or her intent to demand payment of the fair value of his or her Full Line shares if the Merger is effectuated, a shareholder desiring to dissent from the merger must not vote his or her shares in favor of the Merger.

  Full Line will be required to send a written dissenters' notice to (i) each of the dissenting shareholders who filed a written notice of his or her intent to dissent and did not vote in favor of the Merger, in the event the Merger is submitted to a vote of Full Line's shareholders, or (ii) each of Full Line's shareholders, in the event the Merger is not submitted to a shareholder vote. The dissenters' notice must (i) state where the dissenting shareholders' first payment demand must be sent and where and when certificates for certificated shares must be deposited, (ii) inform the holders of uncertificated shares to what extent transfer of the shares will be restricted after payment demand is made, (iii) state the date by which Full Line must receive the first payment demand, which date shall be fixed by Full Line and shall not be fewer than 30 nor more than 60 days after the date the dissenters' notice is delivered, and (iv) contain a copy of the provisions of the GBCC relating to dissenters' rights.

  Any dissenting shareholder who voted for or consented in writing to the merger shall not be entitled to a dissenters' notice from Full Line or to receive payment of the fair value of his or her shares of Full Line stock pursuant to the dissenters, rights provisions of the GBCC. Full Line is required to send the dissenters' notice no later than ten days after (i) the date on which the Full Line shareholders vote to approve the merger, in the event the merger is submitted to a shareholder vote, or (ii) the effective date of the Merger, in the event the Merger is not submitted to a shareholder vote. The dissenters' notice will be sent to each shareholder entitled to receive the dissenters' notice at his or her address as it appears in the stock transfer books of Full Line or at any other address the shareholder supplies by notice to Full Line.

  Each shareholder to whom Full Line sends a dissenters' notice must make a first payment demand for his or her shares by written notice to Full Line and deposit his or her share certificates in accordance with the terms of the dissenters' notice. The first payment demand must comply with the terms of the dissenters' notice and must contain the name and address of the dissenting shareholder, the number of shares as to which the dissenting shareholder is demanding payment and a demand for payment to the dissenting shareholder of the fair value of his or her shares. Any dissenting shareholder who does not submit a first payment demand or deposit his or her shares as set forth in the dissenters' notice shall lose his or her rights to dissent and shall not be entitled to payment for his or her shares pursuant to the dissenters' rights provisions of the GBCC.

  Within ten days of the later of the closing of the Merger or Full Line's receipt of the first payment demand, Full Line shall offer to pay the dissenting shareholders who have complied with the provisions of the GBCC the amount Full Line estimates to be the fair value of the shares, plus accrued interest. Full Line's offer of payment must be accompanied by (i) Full Line's balance sheet as of the fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (ii) a statement of Full Line's estimate of the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenting shareholder's right to demand payment of a different amount if the dissenting shareholder is dissatisfied with the offer; and (v) a copy of the dissenters' rights provisions of the GBCC. If a dissenting shareholder accepts Full Line's offer by providing written notice to Full Line within 30 days after the date the offer is made or is deemed to have accepted such offer by failure to respond within said 30 days, Full Line shall make payment for the dissenting shareholder's shares within 60 days after the date Full Line made the offer or the date on which the Merger occurs, whichever date is later.

  If the merger is not effected within 60 days after the first payment demand and the deposit of share certificates, Full Line must return the deposited share certificates and release the transfer restrictions imposed on uncertificated shares. If, after the return and release, the merger is effectuated, Full Line must send a new dissenters' notice and repeat the payment demand procedure described above.

  If a dissenting shareholder is dissatisfied with Full Line's offer of payment or the Merger does not occur and Full Line does not return the deposited certificates within 60 days after the date set for making the first payment demand, a dissenting shareholder may make a second payment demand to Full Line, in writing, of his or her own estimate of the fair value of his or her shares and the amount of interest due. A dissenting shareholder waives his or her right to demand payment of a different amount than that offered by Full Line and is deemed to have accepted the amount offered by Full Line unless the dissenting shareholder makes a second payment demand within 30 days after the date Full Line makes its offer.

  In the event a dissenting shareholder's second payment demand remains unsettled within 60 days after Full Line receives the dissenting shareholder's second payment demand, Full Line shall commence a nonjury equitable valuation proceeding in the Superior Court of Cherokee County, Georgia to determine the fair value of the shares and accrued interest. Full Line shall make all dissenting shareholders whose second payment demand remains unsettled parties to the court proceeding. In the proceeding, the court will fix a value of the shares and may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value.

  If Full Line does not commence the proceeding within 60 days after receiving the dissenting shareholder's second payment demand, Full Line shall pay each dissenting shareholder whose second payment demand remains unsettled the amount demanded by each dissenting shareholder in his or her second payment demand.

  The determination of a "fair value" necessarily involves matters of judgment upon which reasonable persons may disagree. The GBCC provides that, for purposes of dissenters' rights, the value of the Full Line stock is determined immediately before the consummation of the Merger and that the fair value excludes any appreciation or depreciation in anticipation of the Merger.

18. Fees and Expenses.

  Bain Capital has provided certain financial advisory services to Broder in connection with the acquisition of Full Line. Pursuant to an advisory services agreement between Bain Capital and Broder, Bain Capital is entitled to a fee in the amount of 1% of the transaction value. Broder has also agreed to reimburse Bain Capital for all reasonable out-of-pocket expenses incurred by Bain Capital, and to indemnify Bain Capital against certain liabilities and expenses in connection with its services, including certain liabilities under the federal securities laws.

  The Purchaser and Broder have retained MacKenzie Partners, Inc. to be the Information Agent and SunTrust Bank to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

  The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

  Neither of Broder nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, to the Information Agent and, in the event that the laws one or more jurisdictions require the Offer to be made by a licensed broker or dealer, to a broker or dealer licensed in such jurisdiction) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19. Miscellaneous.

  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF BRODER OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Full Line has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Full Line Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 above.

  This Offer to Purchase should be read together with the Solicitation/Recommendation Statement on Schedule 14D-9 referred to above and issued by Full Line to its securityholders.

July 13, 2001                               FLD Acquisition Corp.

                                                                     Schedule I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                 BRODER, THE PURCHASER AND CERTAIN AFFILIATES

Broder

  The following table sets forth the name of each director and executive officer of Broder, present principal occupation or employment and material occupations, position, offices or employment for the past five years of each director and executive officer of Broder. Unless otherwise indicated, each such person is a citizen of the United States, each occupation set forth opposite an individual's name refers to employment with Broder and each person's present business address is c/o Broder Bros., Co., 45555 Port Street, Plymouth, MI 48170.

 Name and Present Business      Present Principal Occupation or Employment;
          Address           Material Positions Held During the Past Five Years
 -------------------------  --------------------------------------------------
 Edward Conard............. Director since May 2000. Managing Director of Bain
  Bain Capital NY, LLC       Capital during the past five years.
  745 5th Avenue
  New York, NY 10151

 Thomas Morgan............. Director since May 2000. Director of New Mountain
  New Mountain Capital, LLC  Capital, LLC since July 2000. Prior thereto, Mr.
  712 Fifth Avenue           Morgan was an Associate of Bain Capital since
  New York, NY 10019         1994. Mr. Morgan attended Harvard Business School
                             from September 1996 through May 1998.

 Thomas Myers.............. Director since May 2000. Executive Vice President
  Bain Capital NY, LLC       of Bain Capital since May 2000. Prior to joining
  745 5th Avenue             Bain Capital, Mr. Myers was the founding partner
  New York, NY 10151         of Emanem Partners, an international strategy
                             consulting firm, since October 1997. From
                             February 1996 to October 1997, Mr. Myers was a
                             senior advisor of the Parthenon Group.

 Vincent Tyra.............. Director and Chief Executive Officer since May
                             2000. Mr. Tyra was President of Fruit of the Loom
                             Retail and Activewear from September 1997 through
                             April 2000 and Executive Vice President of T-
                             Shirts & More from February 1992 through August
                             1997.

 Michael T. Brode.......... Director and Vice President during the past five years.

 Todd Turkin............... President and Chief Operating Officer during the past five years.

 Howard N. Morof........... Chief Financial Officer, Secretary and Treasurer
                             since July 1996. Prior to joining Broder, Mr.
                             Morof was a Partner at the accounting firm of
                             Morof, Sheplow & Weinstein.

Purchaser

  The following table sets forth the name of each director and executive officer of the Purchaser. The present business address, present principal occupation or employment and material occupations, position, offices or employment for the past five years of each director and executive officer of the Purchaser is set forth above. Each such person is a citizen of the United States.

   Name                           Principal Positions with the Purchaser
   ----                           --------------------------------------
   Edward Conard........... Director.

   Thomas Myers............ Director.

   Vincent Tyra............ Director and Chief Executive Officer.

   Todd Turkin............. President and Chief Operating Officer.

   Howard N. Morof......... Chief Financial Officer, Secretary and Treasurer.

Bain Capital Investors, LLC

  The investment funds that own equity securities of Broder are Bain Capital Fund VI, L.P., a Delaware limited partnership ("Fund VI"), BCIP Associates II, BCIP Trust Associates II, BCIP Associates II-B, BCIP Trust Associates II-B, BCIP Associates II-C and BCIP Trust Associates II-C, each a Delaware general partnership (collectively, the "BCIP Entities") and PEP Investments Pty Ltd., a New South Wales limited company ("PEP"). Bain Capital Partners VI, L.P., a Delaware limited partnership ("BCP"), is the sole general partner of Fund VI. BCI is the sole general partner of BCP and the sole managing general partner of the BCIP Entities and, by power of attorney, has the right to vote and dispose of securities owned by PEP. BCI and Bain Capital are each affiliates of one another.

  The following table sets forth the name of each member, manager and executive officer of BCI. Unless otherwise indicated, each such person is a citizen of the United States, each occupation set forth opposite an individual's name refers to employment with Bain Capital or its predecessor, Bain Capital, Inc., and each person's present business address is c/o Bain Capital, LLC, Two Copley Place, Boston, MA 02116.

   Name and Present           Present Principal Occupation or Employment;
   Business Address       Material Positions Held During the Past Five Years
   ----------------       --------------------------------------------------
 Joshua Bekenstein.... Managing Director of Bain Capital during the last five years.

 Edward Brakeman...... Managing Director of Bain Capital during the last five years.

 Edward Conard........ Managing Director of Bain Capital during the last five
  Bain Capital NY, LLC  years.
  745 5th Avenue
  New York, NY 10151

 John P. Connaughton.. Managing Director of Bain Capital since 1997. Mr.
                        Connaughton joined Bain Capital in 1989.

 Paul B. Edgerley..... Managing Director of Bain Capital during the last five years.

 Domenic Ferrante..... Managing Director of Bain Capital during the last five years

 Robert C. Gay........ Managing Director of Bain Capital during the last five years.

 Michael A. Krupka.... Managing Director of Bain Capital since 1997. Mr. Krupka joined Bain Capital in 1991.

 Jonathan Lavine...... Managing Director of Bain Capital since 1997. Mr. Lavine joined Bain Capital in 1993.

 Ronald P. Mika....... Managing Director of Bain Capital during the last five years.

 Mark E. Nunnelly..... Managing Director of Bain Capital during the last five years.

 Stephen G. Pagliuca.. Managing Director of Bain Capital during the last five years.

 Dwight Poler......... Managing Director of Bain Capital since 1999. Mr. Poler
  Bain Capital, LTD     joined Bain Capital in 1996.
  12 St. James Square
  London SW1Y4RB
  United Kingdom

 Joseph J. Pretlow.... Managing Director of Bain Capital since 1999. Mr.
  Bain Capital NY, LLC  Pretlow joined Bain Capital in 1992.
  745 5th Avenue
  New York, NY 10151

 Robert F. White...... Managing Director of Bain Capital during the last five years.

  Each of the Managing Directors named above (other than Messrs. Brakeman, Ferrante and Lavine) are Managing Directors of BCI.

  Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates, and any other required documents should be sent by each shareholder or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                       The Depositary for the Offer Is:

                                 SunTrust Bank

    Facsimile for Eligible                                      By Overnight Courier or by
        Institutions:                     By Mail:                        Hand:
         404-865-5371                  SunTrust Bank                  SunTrust Bank
    Confirm by Telephone:           Post Office Box 4625        Stock Transfer Department
        1-800-568-3476             Atlanta, Georgia 30302           58 Edgewood Avenue
                                                                     Room 225, Annex
                                                                  Atlanta, Georgia 30303

  Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers as set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                    The Information Agent for the Offer Is:

                                                [MACKENZIE PARTNERS, INC. LOGO]

                               156 Fifth Avenue
                           New York, New York 10010
                          proxy@mackenziepartners.com
                         (212) 929-5500 (call collect)
                                      or
                           toll-free (800) 322-2885